U.S. Securities and Exchange Commission
                             Washington, D.C. 20549



                                   Form 10-SB



       GENERAL  FORM FOR  REGISTRATION  OF  SECURITIES  OF SMALL
        BUSINESS  ISSUERS  Under  Section  12(b)  or (g) of the
                  Securities Exchange Act of 1934



                            AUDIOGENESIS SYSTEMS, INC.
               (Name of Small Business Issuer in Its Charter)



           New Jersey                                         22-3487471
 (State or Other Jurisdiction of                           (I.R.S. Employer
 Incorporation or Organization)                            Identification No.)



  7 Doig Road, Suite 3, Wayne, New Jersey                            07470
(Address of Principal Executive Offices)                            (Zip Code)



                                 (973) 696-9400
                           (Issuer's Telephone Number)


Securities to be registered pursuant to 12(b) of the Act: None

Securities to be registered pursuant to 12(g) of the Act:


                          Common Stock $.0001 Par Value
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                          Page
                                      PART I

ITEM 1.  DESCRIPTION OF BUSINESS . . . . . . . . . . . . . . . . . . . . . 3
ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION . . . . 7
ITEM 3.  DESCRIPTION OF PROPERTY . . . . . . . . . . . . . . . . . . . . . 8
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT . .8
ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS . . 10
ITEM 6.  EXECUTIVE COMPENSATION. . . . . . . . . . . . . . . . . . . . . .11
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS. . . . . . . . . .11
ITEM 8.  DESCRIPTION OF SECURITIES . . . . . . . . . . . . . . . . . . . .12

                                     PART II


ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND  OTHER SHAREHOLDER MATTERS . . . . . . . . . . 13
ITEM 2.  LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . . . . . . .13
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         ON ACCOUNTING AND  FINANCIAL DISCLOSURE . . . . . . . . . . .  . 13
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES . . . . . . . . . . . . .13
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS . . . . . . . . . . . .15


                                    PART F/S

         Financial Statements

                                    PART III


ITEM 1.  INDEX TO EXHIBITS . . . . . . . . . . . . . . . . . . . . . . . 32

                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS

     Audiogenesis Systems, Inc. (the "Company" or "Audiogenesis") is a New Jersey Corporation formed on January 14, 1997. Audiogenesis was formed to be the successor to the business of Genesis Safety Systems, Inc., the Company's predecessor ("Genesis"), after the business of Genesis was spun-out as part of Genesis' acquisition of Oil Baltija Group, Ltd. ("Oil Baltija"). As part of the acquisition agreement between Genesis and Oil Baltija, Genesis was required to transfer all of its business assets and all of its liabilities to the newly formed Audiogenesis. The transfer of the Genesis assets and liabilities was accomplished on January 21, 1997, and as a result, the business of Audiogenesis became essentially the same as the previous business of Genesis.

     In addition to the transfer of all of the assets and liabilities of Genesis to Audiogenesis, the shareholders of record of Genesis (approximately
350) at the close of business on January 21, 1997 were granted a stock dividend of one share of Audiogenesis for each share of Genesis owned on that date. As a result, Audiogenesis at the close of business on January 21, 1997, had the same shareholders as Genesis and the same assets and liabilities. The primary difference between Genesis and Audiogenesis was and is that Genesis had been quoted on the OTC Bulletin Board under the symbol GSIS and Audiogenesis is not publicly traded. By filing this Form 10-SB so that Audiogenesis is required to file periodic reports with the Securities and Exchange Commission, Audiogenesis intends to start the process to have its common stock quoted on the OTC Bulletin Board. To accomplish inclusion for quotation on the OTC Bulletin Board, in addition to a successful filing of this Form 10-SB (that is, the form becoming effective), Audiogenesis would also need the support of an NASD broker-dealer who would file the appropriate forms with the NASD; the support by that broker dealer or other broker-dealers as market makers for the common stock of Audiogenesis; and the approval by the OTC Bulletin Board of the listing for quotation of the Audiogenesis common stock. Only when and if all of these things are accomplished would the common stock of Audiogenesis become a publicly traded security. The price at which the Audiogenesis common stock would then be traded cannot be predicted at this time, as it would depend upon not only the status of the business of Audiogenesis, but also stock market conditions.

A Brief History of Genesis Prior to Becoming Audiogenesis
---------------------------------------------------------

     Genesis was formed in the State of New Jersey on July 13, 1981. Genesis became a public company by conducting an offering of its securities under Regulation A of the Securities Act of 1933 (the "Securities Act") on July 12, 1982. Thereafter, Genesis was initially traded through the medium of the "pink sheets" operated by the National Quotation Bureau, and later by being quoted on the OTC Bulletin Board under the symbol "GSIS". Genesis initially was comprised of two main segments of business; a safety products sales division, and a safety training division. In recent years, the safety products sales division, which had operated stores at several locations in

Fortune 500 companies, had been cut back to one safety store, the safety training business had been expanded to include a broader range of audio-visual products, and Genesis had focused its business upon development of two devices; a device for the treatment of tinnitus (ringing in the ears), and an ultrasonic echolocation device which is intended to provide information to the visually impaired, and to sighted persons in situations of low visibility, concerning their immediate surroundings. Both of these devices will be discussed in detail in the section about the business of Audiogenesis.

     On January 22, 1997, Genesis acquired Oil Baltija, which is a British Virgin Islands corporation that owns LukOil Baltija, a crude oil and oil products trading and retail company primarily located in Lithuania and Latvia, with subsidiaries in Russia. Among other things LukOil Baltija operates a number of gas station and oil storage facilities in the Baltic States. Oil Baltija required that the former business of Genesis be transferred to another company, that new management be chosen by Oil Baltija to replace the former Genesis management, and that Genesis conduct a reverse stock split of one share for each ten shares. As a result, the former management of Genesis is not associated in any manner with Oil Baltija. Rather, the former management of Genesis has become the management of Audiogenesis.

Current Business of Audiogenesis
--------------------------------

Sales of Safety Equipment.

     Audiogenesis operates a store which sells safety equipment under the service mark SafeTvend(sm) at a major pharmaceutical corporation in the New York area. Audiogenesis's safety store is located on the customer's premises, and sells respirators, hard hats, safety glasses, protective clothing, and other similar products which are used or worn by the customer's employees to help protect them from industrial accidents and injuries. During fiscal year 1997, the SafeTvend(sm) store had sales of $505,746. During the nine months ended June 30, 1998, the SafeTvend(sm) store had sales of $363,117. Although the SafeTvend(sm) store provides positive cash flow from its operations, the operating expenses of the Company as a whole, which include substantial general and administrative costs and research and development costs with respect to the tinnitus and echolocation devices, has caused net losses which were $293,890 for fiscal 1997, and $131,662 for the nine months ended June 30, 1998. Such losses were due in part to the fact that neither of the devices under development have generated any revenues.

Audio-Visual Products

       During the 1980's, the Company developed and had marketed the Genesis System 1000 Employee Safety Training Program. The system included color slides, tape cassette, workbook, poster and associated equipment. The System 1000 was copyrighted, and was sold to more than 50 companies, including a number of "Fortune 500" corporations, until the Company focused its business upon other areas.

       With the increasing utilization of computers for audio-visual presentations, the Company has broadened its safety training business to include developing, producing and presenting customized audio-visual products for business presentation. The Company has recently entered into an agreement to produce a customized audio-visual production featuring a sales and marketing program for domestic and international applications for a company engaged in domestic and international freight forwarding.

AudioSelectron(sm)

     Audiogenesis has developed a prototype belt-worn device which is designed to treat tinnitus by combining auditory suppression with electro-stimulation. The Company calls this device the AudioSelectron(sm).

What is Tinnitus?

     Tinnitus is ringing in the ears, and can range from moderate to extremely severe. Although tinnitus affects 50 million people in the United States, it is not generally known that tinnitus can be an extremely serious, debilitating medical condition, affecting virtually every aspect of a person's life. Tinnitus sufferers frequently have severe insomnia, and significant
interference with their ability to communicate.   Tinnitus may prevent
sufferers from using a standard telephone. In addition, exercise frequently causes the condition to worsen, preventing even normal levels of physical activity. The psychological effect of tinnitus upon an individual can be devastating, sometimes resulting in suicide as the only perceived relief from the torment of the condition. Sufferers may take such drastic measures as having the auditory nerve surgically severed, thus becoming deaf (perhaps to no avail, as the condition may continue nevertheless). Even in less severe cases, there is generally a pervasive feeling of anxiety, and fear that the tinnitus is symptomatic of more severe illnesses.

     Tinnitus is often the result of head injuries or illness, although it may appear spontaneously with no apparent trigger. The mechanisms which cause tinnitus are not well understood, and treatment until recently has been generally ineffectual.

     The Company's officers, who have had significant experience in the area of medical device sales and service, recognizing the need for improved tinnitus treatment devices, worked with Abraham Shulman, M.D., one of the foremost physicians actively treating tinnitus patients, to develop the AudioSelectron(sm). Robert Guinta, the Company's Chairman of the Board, and Sam DiGiralomo, the Company's CEO and President, each have over 20 years' experience in the fields of sales and service of electronic medical instruments in the area of otolaryngology, hearing and speech sciences, and electro-acoustical devices. Dr. Schulman has been researching and writing medical journal articles on the treatment of tinnitus by electro-stimulation for more than fifteen years.

     The value of electrical stimulation for tinnitus treatment is now being verified by an increasing number of studies being performed worldwide. Based upon the apparent need and increasing acceptance of this type of tinnitus treatment, Audiogenesis developed a prototype treatment device, and has been exploring a number of alternatives to move this project forward. However, it has not yet moved from the prototype and planning stage, primarily due to the fact that the Company does not have sufficient funds to allocate for this purpose. Audiogenesis intends to actively pursue this project by seeking debt or equity capital, joint ventures with other companies, or licensing of the technology to others.


Ultrasonic Echolocation Device
------------------------------

       The Company has an exclusive worldwide license from the Virginia Commonwealth University Intellectual Property Foundation (the "Foundation") for its patented echolocation technology in the area of use by blind persons and emergency services personnel.

The Theory of the Echolocation Device

     For humans, the part of the ear known as the cochlea, is the principal receptor and transmitter of sound frequencies. Researchers at Virginia Commonwealth University discovered that humans could perceive very high pitched frequencies, which are not normally able to be heard by humans (which they named "ultrasound"), when a transmitting device was pressed against the bones of the skull located behind the ear. These researchers believe that the ultrasound is being transmitted by the bones of the skull to a part of the ear known as the saccule, which is normally thought to involve only balance. This transmission of sound does not involve air movement, which is the usual mechanism for sound by which we hear. As a result of the bone conducted sounds, the test subjects at the university have been able to listen to ultrasonic signals bounced off objects and to differentiate between differently shaped objects. Based upon data collected, the researchers theorize that humans should be able to judge speed, distance, direction and size of objects in their surroundings after being trained to perceive differences in reflected ultrasound. This would theoretically permit a type of orientation by sound similar to that used by bats and porpoises.

     If a practical working device using the ultrasonic echolocation technology could be developed, it would have applications for many different types of military and civilian emergency services uses, such as firemen, police, underwater rescue, as well as for use in murky water for emergency repair, to aid in the assessment of damage of ships and underwater structures, and as an aid to the visually impaired.

Details of the License Agreement

     As of September 30, 1997, the Company had paid $102,000 license fees. The license provides for minimum royalty payments of $100,000 per year from 1997 to 2010. The license may be terminated by the Company upon 120 days' written notice to the Foundation. The Company has entered into an agreement with the Foundation to pay the remaining $50,000 of its 1997 minimum royalty in three payments during October, November and December 1998. The first payment of $15,000 for the October payment has been made.

     Although the Company has been able to satisfy the payment obligations (which have been amended from time to time) to maintain its license, the Company's lack of available capital has prevented Audiogenesis from exploring anything more than the rudimentary aspects of the technology, and the Company now believes that the best approach would be to sublicense the technology to companies that would have sufficient funding to explore the capabilities of the technology.

Competition
-----------

     A number of companies with greater financial, technical, marketing and sales resources than the Company, are marketing devices for the treatment of tinnitus. If the Company's AudioSelectron(sm) reaches the stage where it will be marketed, it will be in competition with a variety of different treatment techniques and devices. A number of companies, all of which have greater financial, technical, marketing and sales resources than the Company, offer products for the blind and for emergency personnel. If the echolocation technology were incorporated into such units, users would be compelled to choose between very different devices, many of which have been in use for a considerable period of time and have general acceptance among such personnel. The Company's SafeTvend(sm) store is subject to competition not only from companies which would offer similar services on-site at the customer's premises, but also from direct distributors and manufacturers of the products which would sell directly to such company. Virtually all of the competitors have greater financial, technological, marketing and sales resources than the Company. There are numerous organizations of varying sizes that engage in the business of customized audio-visual presentations, most of these being advertising agencies and organizations of similar nature. There is intense competition for such business from a variety of organizations who have greater financial technical, marketing and sales resources than the Company.


Employees
---------

     The Company currently employs five full-time employees.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation

       During the next twelve months, the Company will continue to operate the SaveTvend(sm) store, as well as concentrating its efforts in the production of customized audio-visual productions. If funding becomes available, the Company would continue development of the AudioSelectron(sm), and would begin the process of obtaining FDA approval for the device. This would include the required clinical trials. At the present time, it is the Company's intention to focus its efforts upon sublicensing the echolocation technology to a third party rather than developing this technology in-house.

       Assuming that the majority of the Company's business is directed toward the SafeTvend(sm) store and the production of customized audio-visual products, the Company believes that revenues from the SafeTvend(sm) store and the existing contract to produce the customized audio-visual presentation, can satisfy the Company's cash requirements for the next twelve months.

       Further development of the AudioSelectron(sm) is dependent upon the Company's raising additional funds during the next twelve months from a debt or equity offering of its securities. At this time, the Company has no present plans to seek such additional capital, and it is more likely that the AudioSelectron(sm) project will remain shelved or that development of the project will be continued by a third party through licensing agreements, sales agreements, joint venture or other similar arrangement.

       The Company believes that its present facilities and employees are sufficient to carry on its business operations, and no changes are anticipated during the next twelve months.

ITEM 3.  DESCRIPTION OF PROPERTY

     The Company does not own any real property but has a month to month lease for 2600 square feet of office and warehouse space in Wayne, New Jersey at a monthly rental of $1,922. Management believes that the facility is adequate for its present needs.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the ownership as of the date of this Registration Statement by each person who was known by the Company to beneficially own more than five percent of any class of voting securities, and the number of shares of Common Stock owned by each director and by all directors and officers of the Company as a group, all of which is owned of record and beneficially by such persons unless otherwise indicted:

Title            Name and Address       No. of Shares          Percent of
of class        of Beneficial Owner     and nature of            class
                                        Beneficial Ownership


Common          Sam DiGiralomo
                7 Doig Road, Suite 3
                Wayne, NJ 07470            2,000,000(1)          20.58%

Common          Robert R. Guinta
                7 Doig Road, Suite 3
                Wayne, NJ   07470          1,100,000(2)(3)       11.32%

Common          Scott DiGiralomo
                7 Doig Road, Suite 3
                Wayne, NJ   07470          1,190,000(4)          12.25%

Common          Stephen M. Robinson
                172 Tuckerton Road
                Medford, NJ  08055         1,000,000(5)          10.29%

Common          Marshall Levine
                6010 Dannenhauer Lane
                Mays Landing, NJ  08330    1,195,222(6)          12.30%

Common          Joseph and Teresa Guido
                4 Lakeside Drive South
                Forked River, NJ   08731     500,000(7)           5.15%

Common          Frank and Elizabetta Magisano
                711 South Main Street
                Cedar Run, NJ   08092        510,000(8)           5.25%

Common          All officers & directors
                as a group (2 persons)       3,100,000            31.90%

----------------------
(1) Does not include options to purchase 1,000,000 shares of the Company's common stock at $.50 per share.

(2)    Including 300,000 shares held by Guinta Associates.

(3) Does not include options to purchase 250,000 shares of the Company's common stock at $.50 per share.

(4) Includes 80,000 shares owned by Monica DiGiralomo and 40,000 shares owned by Christian DiGiralomo, wife and son of Scott DiGiralomo

(5) Does not include options to purchase 25,000 shares of the Company's common stock at $.50 per share.

(6) Includes shares owned by Marshall E. Levine; Behavioral Health Services, P.A. Money Purchase Pension Plan & Trust; and Marshall E. Levine, Trustee of Marshall E. Levine Ph.D. Profit Sharing Plan

(7) Comprised of 250,000 shares owned by Joseph Guido and 250,000 shares owned by Teresa Guido, who are husband and wife

(8) Comprised of 250,000 shares owned by Frank Magisano and 260,000 shares owned by Elizabetta Magisano, who are husband and wife


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth the names and ages of the Company's current Executive Officers and Directors, together with all positions and offices held with the Company by such Executive Officers. Officers are elected to serve until the meeting of the Board of Directors following the next Annual Meeting of Shareholders or until their successors have been elected and have qualified.


Name                Age      Executive              Position
                             Officer/Director
---------------------------------------------------------------------

Sam DiGiralomo      55       1981                CEO, President, Treasurer
                                                 and Director

Robert R. Guinta    64       1981                Chairman of the Board,
                                                 Executive Vice President
                                                 Secretary


     Sam DiGiralomo, a founder of the Company, President, Treasurer and a director, has been an officer and director of the Company since the inception of Genesis in July 1981. From 1975 to 1981, Mr. DiGiralomo served as Vice President and General Manager of Guinta Associates, Inc., a sales and service organization of electronic medical instruments in the field of otolaryngology, hearing and speech sciences. His area of expertise included noise measuring and hearing instruments. Mr. DiGiralomo has more than 20 years of management and marketing experience in the field of occupational safety and electro-acoustic devices. He has lectured at various trade associations and universities and designed and authored several employee training programs.
Mr. DiGiralomo is a member of the American Society of Safety Engineers.

     Robert R. Guinta, a founder of the Company, Chairman of the Board, Executive Vice President, and Secretary, has been an officer and Director of the Company since July 1981. From 1965 to the present, Mr. Guinta has been President and controlling shareholder of Guinta Associates, Inc., a sales and service organization of electronic instruments in the field of otolaryngology, hearing and speech sciences. He has over 25 years experience in the field of medical electronics product development, manufacturing, marketing and sales. From 1979 to the present, Mr. Guinta has been involved in manufacturing of test and clinical instruments, including design and costing, for the electro-acoustic and hearing health care markets. In 1980, Mr. Guinta directed the set up of an FDA approved facility for testing and assembly of medical devices. Mr. Guinta is an author and instructor in the area of medical electronics, hearing and speech. Mr. Guinta was a member of the Mayor's Council of the Environment for the City of New York, a director of the New York Foundation of Otolaryngology, a member of the Acoustical Society of New York, and a member and past president of the New York Audiology Study Group.


ITEM 6.  EXECUTIVE COMPENSATION

     The following table sets forth the compensation of the named executive officers for each of the Registrant's last three completed fiscal years.

                         EXECUTIVE COMPENSATION SUMMARY TABLE

             Annual Compensation            Long term compensation
             -----------------------       --------------------------
Name and     Year  Salary  Bonus  Other    Awards                       All
Principal            ($)    ($)   Annual  Restrict-  Options/  LTIP    Other
Position                          Compen- ed Stock   SARs(#)   Pay-  Compensa-
                                  sation     ($)       ($)    outs($) tion ($)
---------    ----  ------ -----  -------- --------- --------- ------ --------
Sam          1997  65,000   0       0         0         0       0        0
DiGiralomo,  1996  65,000   0       0         0         0       0        0
President,   1995  65,000   0       0         0         0       0        0
CEO


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The following persons were granted options in Audiogenesis to replace the options which had been terminated pursuant to the acquisition agreement with Oil Baltija. All of such options have an exercise price of $.50 per share, and expire on December 31, 1999.

        Name of Optionee    #Options
        ----------------    --------
        Sam DiGiralomo      1,000,000
        Scott DiGiralomo       25,000
        Joanne Cammarata       25,000
        Stephen M. Robinson    25,000
        Robert R. Guinta      250,000

     The following shares have been reserved to be issued to the holders of the Genesis options which remained outstanding after the acquisition of Oil Baltija pursuant to the anti-dilution provisions of such options. Such shares will be issued only in the event that such option holders exercise their options in Oil Baltija (formerly Genesis), at no additional cost to the option holders.

          # Options          Terminates:
          ------------       ----------
            535,000          12/31/99
              3,000          11/27/00
             10,000           7/31/00

On February 7, 1997, the Company issued 3,000,750 shares of common stock to two officers, one employee, and two consultants for their participation in the Company's restructuring. The Company recorded $30,008 of non-cash compensation expense related to this transaction. See Part II, Item 4 "Recent Sales of Unregistered Securities" for details of such issuances.

On July 1, 1997, the Company borrowed $80,000 from Marshall E. Levine, an affiliate of the Company, under a promissory note bearing interest at 8% per annum.

On June 22, 1998 and June 29, 1998, the Company borrowed $12,000 and $1,500, respectively, from Sam DiGiralomo, President of the Company, under promissory notes bearing interest at 8% per annum.

On September 18, 1998, the Company entered into an agreement with Allstates Air Cargo, Inc. to develop customized audio-visual products. The controlling shareholder of Allstates Air Cargo, Inc. is Joseph Guido, an affiliate of the Company.

The Company's legal counsel, Stephen M. Robinson, Esq., owns 1,000,000 shares of common stock and has been granted 25,000 stock options.

ITEM 8.  DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 50,000,000 shares of common stock, par value $.0001 per share ("Common Stock").

Common Stock

     Holders of shares of Common Stock of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes, including the election of directors, and to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available. Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities. Shares of Common Stock are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares in the event of a subsequent offering. All outstanding shares of Common Stock are and will be fully paid and non-assessable, when issued.

Non-Cumulative Voting

     The Common Stock does not have cumulative voting rights which means that the holders of more than fifty percent of the Common Stock voting for election of directors can elect one hundred percent of the directors of the Company if they choose to do so.

Dividends

     There are no limitations or restrictions upon the right of the Board of Directors to declare dividends out of any funds legally available


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

       (a) Market Information. There is no public trading market for the common stock of Audiogenesis, and no stock certificates have been distributed to the Audiogenesis shareholders pending the effectiveness of this Form 10-SB. The common stock of Genesis was quoted on the OTC Bulletin Board under the symbol "GSIS". However, the market for Genesis common stock was sporadic and thinly traded, and the price range of the common stock was not meaningful.

       (b) Holders. There are 225 holders of record of Audiogenesis common stock. The Company estimates that there are at least another 125 shareholders whose stock is held in street name.

       (c) Dividends. Neither Audiogenesis or its predecessor Genesis has declared or paid any cash dividends on its common stock. Audiogenesis presently, and for the foreseeable future, intends to retain all its earnings, if any, for the development of the Company's business. The declaration and payment of cash dividends in the future will be at the discretion of the Board of Directors, and will depend upon a number of factors, including among others, future earnings, operations, funding requirements, the general financial condition of the Company, and such other factors as the Board of Directors may deem relevant.


ITEM 2.  LEGAL PROCEEDINGS

     No material legal proceedings to which the Company or any of its property is subject are pending, nor to the knowledge of the Company are any such legal proceedings threatened.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The following information sets forth certain information for all securities the Company sold during the past three years without registration under the Securities Act of 1933 (the "Securities Act"). All transactions were effected in reliance on the exemption from registration afforded by Section 4(2) of the Securities Act for transactions not involving a public offering. There were no underwriters in any of these transactions.

     On January 9, 1995, 275,000 shares of the common stock of Genesis were issued to Robert J. Finkle in consideration of services rendered to such company valued at $.06 per share.

     On January 4, 1995, 17,018 shares of the common stock of Genesis were issued to Marshall E. Levine in payment of the interest on a promissory note owed to Marshall E. Levine by Genesis.

     On April 24, 1995, 17,018 shares of the common stock of Genesis were issued to Marshall E. Levine in payment of the interest on a promissory note owed to Marshall E. Levine by Genesis.

     On June 22, 1995, 25,000 shares of the common stock of Genesis were issued to Marshall E. Levine in payment of the interest on a promissory note owed to Marshall E. Levine by Genesis.

     On July 31, 1995, 9,250 shares of the common stock of Genesis were issued to Frank Vero, III, 9,250 shares were issued to Mark Summers, and 1,500 shares were issued to Teela W. Banker, in consideration for the termination of an acquisition agreement between PrintPerfect Express, Inc. and Genesis.

     On August 2, 1995, 110,000 shares of the common stock of Genesis were issued to Marshall E. Levine in consideration of the conversion into common stock of all the principal and accrued interest on a certain promissory note dated April 15, 1993 in the original principal amount of $50,000.

     During the fiscal year ended September 30, 1995, 10,000 shares of the common stock of Genesis were issued to Herbert B. Smith in payment of the interest on a promissory note owed to Herbert B. Smith by Genesis.

     On May 26, 1996, 9,300 shares of the common stock of Genesis were issued to Frank Vero, III, to replace the 9,250 shares issued on July 31, 1995 which were lost in the mail.

      On February 7, 1997, the Company issued the following 3,000,750 shares of its restricted common stock in consideration of the termination of each of the individuals' options to purchase the restricted common stock of the Company's predecessor Genesis, such terminations being a condition of the acquisition of Oil Baltija; additionally, in the case of Scott DiGiralomo, for substantial uncompensated efforts expended on behalf of the Company over the several previous years; further, in the case of Marshall E. Levine, in consideration of Mr. Levine's agreement to transfer the outstanding obligations of Genesis owed to Mr. Levine to Audiogenesis. The Company recorded $30,008 of non-cash compensation expense related to this transaction.

      1,000,000 shares              Sam DiGiralomo
      1,000,000 shares              Scott DiGiralomo
        500,000 shares              Robert R. Guinta
        250,000 shares              Stephen M. Robinson
        250,750 shares              Marshall E. Levine

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

       The by-laws of the Company provide that every person who is or was a director or officer, employee or agent of the Company, or any person who serves or has served in any capacity with any other enterprise at the request of the Company, shall be indemnified by the Company to the fullest extent permitted by law. The Company shall indemnify the persons listed above against all expenses and liabilities reasonably incurred by or imposed on them in connection with any proceedings to which they have been or may be made parties, or any proceedings in which they may have become involved by reason of being or having been a director or officer of the Company, or by reason of serving or having served another enterprise at the request of the Company, whether or not in the capacities of directors or officers of the Company at the time the expenses or liabilities are incurred.

                                    PART F/S

         The  following   financial   statements  are  filed  as  part  of
this registration  statement on Form 10-SB.

Report of Independent Accountants

Balance Sheets as of September 30, 1996 and 1997 and June 30, 1998 (unaudited)

Statements of Operations for the years ended   September 30,
 1995, 1996 and 1997 and the nine months ended June 30, 1997 and 1998 (unaudited)

Statements of Changes in Stockholders' Equity (Deficit) for the years ended September 30, 1995, 1996 and 1997 and the nine months ended June 30, 1998

Statements of Cash Flows for the years ended September 30, 1995,
 1996 and 1997 and the nine months ended June 30, 1997 and 1998

Notes to Financial Statements

                           AUDIOGENESIS SYSTEMS, INC.
                               AND SUBSIDIARY

                            FINANCIAL STATEMENTS
                                Years Ended
                      September 30, 1997, 1996 and 1995

                        AUDIOGENESIS SYSTEMS, INC.

                      INDEX TO FINANCIAL STATEMENTS





                                                                        Page

Report of Independent Accountants                                         F-2

Balance Sheets as of September 30, 1996 and 1997
 and June 30, 1998 (unaudited)                                            F-3

Statements of Operations for the years ended   September 30,
 1995, 1996 and 1997 and the nine  months ended June 30, 1997
 and 1998 (unaudited)                                                     F-4

Statements of Changes in Stockholders' Equity (Deficit) for the years ended September 30, 1995, 1996 and 1997 and the nine
 months ended June 30, 1998                                               F-5

Statements of Cash Flows for the years ended September 30, 1995,
 1996 and 1997 and the nine months ended June 30, 1997 and 1998           F-6

Notes to Financial Statements                                             F-7

FALLON & FALLON

Certified Public Accountants

Airport Plaza
State Highway 36, Suite 102
Hazlet, New Jersey 07730
Telephone:     (732) 888-2070
FAX:          (732) 888-6245


REPORT OF INDEPENDENT AUDITORS




To the Board of Directors and Stockholders of Audiogenesis Systems, Inc.


We have audited the accompanying balance sheet of Audiogenesis Systems, Inc. as of September 30, 1997 and 1996, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the
responsibility of the Company's management.   Our responsibility is to express
an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Audiogenesis Systems, Inc. as of September 30, 1997 and 1996 and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.




September 29, 1998

                    AUDIOGENESIS SYSTEMS, INC. AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEETS

ASSETS
                                      June 30,                September 30,
                                       1998               1997           1996
                                     ---------           ---------------------
                                    (unaudited)

Current assets:
  Cash                              $  3,873          $   3,779     $   6,018
  Accounts receivable                 40,825             40,066        41,392
  Inventories                         36,947             55,526        57,297
  Other current assets                   300                300        15,398
                                   ---------          ---------     ---------
    Total current assets              81,945             99,671       120,105

Equipment, net                         2,188              2,964         2,026
Deposits                               1,957              1,957         1,957
                                   ---------          ---------     ---------
   Total assets                     $ 86,090           $104,592      $124,088
                                   =========          =========     =========

LIABILITIES & STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
  Accounts payable                 $  25,778           $ 42,801    $   44,626
  Accrued expenses                   253,466            137,579       136,665
  Taxes payable                        3,433              2,637         2,643
  Bonds payable, related parties          -                 -          25,000
  Shareholder loan                    93,500             80,000           -
                                   ---------          ---------     ---------
   Total current liabilities         376,177            263,017       208,934

Commitments and contingencies

Stockholders' equity (deficit):
  Common stock (no par) authorized
    shares 50,000,000, issued and
    outstanding 9,709,872 at June 30,
    1998 and September 30, 1997,
     6,709,122 at September 30, 1996    1,149,858     1,149,858     1,119,850
Note receivable from officer                 -           -        (   237,429)
Accumulated deficit                    (1,439,945)   (1,308,283)  (   967,267)
                                        ---------     ---------     ---------
 Total stockholders' equity (deficit)  (  290,087)   (  158,425)  (    84,846)

   Total liabilities and stockholders'
   equity (deficit)                    $   86,090 $     104,592   $   124,088
                                        =========     =========     =========

The accompanying notes are an integral part of these financial statements.

                 AUDIOGENESIS SYSTEMS, INC. AND SUBSIDIARY

                  CONSOLIDATED STATEMENTS OF OPERATIONS

                              Nine Months Ended    Years Ended
                                  June 30,         September 30,
                                  (unaudited)

                                1998     1997       1997     1996     1995

Sales                       $363,117   $382,108   $505,746  $513,457 $497,019
Cost of sales                156,140    163,340    216,192   217,621  254,942
                             -------    -------    -------   -------  -------
Gross profit                 206,977    218,768    289,554   295,836  242,077
                             -------    -------    -------   -------  -------
Operating expenses:
  General and
  administrative             194,650    191,041    254,721   214,527  263,535
  Selling                     63,413     77,995    105,922    84,570   55,258
  Research and development    75,000     55,000     80,000    47,000      -
  Restructuring charges          -      189,053    189,053      -         -
  Depreciation                   776      1,053      1,429     1,080    1,995
                             -------    -------    -------   -------  -------
    Total operating
        expenses             333,839    514,142    631,125   347,177  320,788
                             -------    -------    -------   -------  -------
Loss from operations        (126,862)  (295,374)  (341,571) ( 51,341) (78,711)
                             -------    -------    -------   -------  -------
Other income (expense):
  Interest income                -        5,045      5,045    19,147   16,540
  Interest expense        (    4,800)(    3,561)(    4,490) (  4,950)( 36,454)
                             -------    -------    -------   -------  -------

Loss before income taxes    (131,662)  (293,890)  (341,016)  (37,144) (98,625)

Income taxes                     -         -          -          -        -
                             -------    -------    -------   -------  -------
Net loss                  $( 131,662) $(293,890) $(341,016) $(37,144)$(98,625)
                           =========  =========  =========  ========  =======

Weighted average of
 common shares
   outstanding             9,709,872  8,376,205  8,709,622 6,709,107 6,475,995
                           =========  =========  =========  ======== ========

Net loss per common share  $(   .01)  $(   .04)  $(  .04)  $(  .01)   $(  .02)



The accompanying notes are an integral part of these financial statements.

                          AUDIOGENESIS SYSTEMS, INC. AND SUBSIDIARY

                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)



                         Common Stock                      Note                       Total
                           Number of                    Receivable   Accumulated   Stockholders'
                            Shares       Amount        from Officer     Deficit   Equity (Deficit)
Balance at September
 30, 1994                  6,235,036   $ 993,980       $ (180,742)   $ (831,498)   $  ( 18,260)

Issuance of stock            474,036     121,220             -             -           121,220

Increase in note
  receivable from
  officer                       -          -           (   30,840)         -          ( 30,840)

Net loss for the year
 ended September 30,
 1995                           -          -                 -          (98,625)      ( 98,625)
                           ----------   ---------    -------------   ------------  -------------

Balance at September
 30, 1995                  6,709,072   1,115,200         (211,582)     (930,123)      ( 26,505)

Issuance of stock                 50       4,650            -              -             4,650

Increase in note
 receivable from
 officer                          -          -           ( 25,847)         -          ( 25,847)

Net loss for the year
 ended September
 30, 1996                         -          -              -         (  37,144)      ( 37,144)
                           ----------   ---------    -------------   ------------  -------------

Balance at September
 30, 1996                  6,709,122   1,119,850         (237,429)     (967,267)      ( 84,846)

Issuance of stock          3,000,750      30,008                                        30,008

Decrease in note
 receivable from
 officer                                                 237,429                       237,429

Net loss for the year
 ended September
 30,1997                         -          -               -         ( 341,016)      (341,016)
                           ----------   ---------    -------------   ------------  -------------

Balance at September
 30, 1997                  9,709,872    1,149,858           -        (1,308,283)      (158,425)
                           ----------   ---------    -------------   ------------  -------------

Net loss for the nine
 months ended June 30,
 1998 (unaudited)               -           -               -         ( 131,662)      (131,662)
                           ----------   ---------    -------------   ------------  -------------

Balance at June 30, 1998   9,709,872   $1,149,858     $     -        $(1,439,945)   $ (290,087)
                           ==========   =========    =============   ============  =============


The accompanying notes are an integral part of these financial statements.

                 AUDIOGENESIS SYSTEMS, INC. AND SUBSIDIARY

                  CONSOLIDATED STATEMENTS OF CASH FLOWS


                        Nine Months Ended               Years Ended
                           June 30,                    September 30,
                         1998       1997         1997       1996         1995
                           (Unaudited)

Cash flows from
operating activities:
 Net loss             $(131,662) $(293,890)    $(341,016)  $(37,144) $(98,625)
 Adjustments to
  reconcile net loss
  to net cash used
  by operating
  activities:
   Depreciation             776      1,053         1,429      1,080     1,995
   Provision for
   inventory obsolescence    -         -             -        5,851      -
   Write-off of
    license costs            -         -             -       47,000      -
   Non-cash
    compensation expense     -         -         173,955      4,650   121,220
  (Increase) decrease in
    accounts receivable   ( 759)   173,955         1,326    ( 4,260)   37,833
  Decrease in inventory  18,579      5,845         1,771      3,430     7,032
 (Increase) decrease in
   prepaid expenses and
   other current assets      -      15,098        15,098   (  2,181) (  1,889)
  Increase (decrease)in
   accounts payable     (17,023)  ( 12,220)     (  1,825)     4,493  ( 47,586)
  Increase (decrease)in
   accrued expenses     115,887     14,888           914     44,765    43,334
  Increase (decrease)in
   taxes payable            796       -         (      6)     1,210  (  1,169)
  Increase (decrease)in
   other current
   liabilities           13,500     25,000        80,000   (28,000)      -
                        --------   --------    ---------   --------  ---------

Net cash provided by
  operating activities       94   (70,271)      ( 68,354)   40,894     62,145
                        --------   --------    ---------   --------  ---------

Cash flows from
 investing activities:
  License purchase           -       -              -          -      (25,000)
  Capital expenditures       -    ( 2,367)      (  2,367)      -         -
                        --------   --------    ---------   --------  ---------

Net cash used by
  investing activities       -    (2,367)       (  2,367)      -      (25,000)
                        --------   --------    ---------   --------  ---------

Cash flows from
 financing activities:
 Accrued interest on note
  receivable from officer    -    ( 5,046)       ( 5,046)   (19,147)  (16,539)
 Principal payment on
  notes payable              -         -            -           -     (50,000)
 Proceeds from bonds
   payable, related parties  -         -            -           -      35,000
 Principal payment on bonds
  payable, related party     -    (25,000)       (25,000)    (10,000)     -
 Principal payment on note
  receivable, related party  -     98,528         98,528     ( 6,700) (14,300)
                        --------   --------    ---------   --------  ---------

Net cash provided by
 financing activities        -     68,482         68,482     (35,847) (45,839)
                        --------   --------    ---------   --------  ---------

Net increase (decrease)
  in cash                     94  ( 4,156)     (   2,239)       5,047 ( 8,694)


Cash - beginning
  of period                3,779    6,018          6,018          971   9,665
                        --------   --------    ---------   --------  ---------

Cash-end of period      $  3,873   $1,862      $   3,779   $ 6,018   $    971
                        ========   ========    =========   ========  =========


Supplemental information:
  Cash paid for interest:  $ 0       $ 0       $      0     $2,100   $   1,050

  Cash paid for
    income taxes:          $ 0       $ 0       $      0     $     0  $       0



The accompanying notes are an integral part of these financial statements.

                  AUDIOGENESIS SYSTEMS, INC. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Unaudited as to Information Related to the Nine Months
                        Ended June 30, 1998 and 1997)

1.Organization:

Audiogenesis Systems, Inc. (the "Company") was incorporated in the state of New Jersey on January 14, 1997 as a wholly owned subsidiary of Genesis Safety Systems, Inc. ("Genesis"). On January 22, 1997 Genesis completed the spin-off of 100% of its operations into the Company. Genesis operations included offering safety services, educational programs, and products to companies primarily engaged in chemical and industrial production, and currently is expanding its business by focusing on its core technologies, which include the further development of a medical device for hearing disorders and its Echolocation technology.

The Company has one wholly owned subsidiary, Biowaste Technologies Systems, Inc. (BTS). BTS was formed on July 1, 1988 for the purpose of engaging in the business of the management of infectious waste. BTS is in the development stage and, although the Company has been actively exploring various opportunities for this subsidiary, no revenues have been produced to date.

2.Summary of Significant Accounting Policies:

     Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Audiogenesis Systems, Inc. and Subsidiary (collectively the "Company"). All material intercompany accounts and balances have been eliminated.

     Spin-Off
The Company is the successor of 100% of the operations of its former parent, Genesis. The financial statements presented included all the operations of the Company as well as all the operations of Genesis and have been accounted for in a manner similar to that in a pooling of interests.

     Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

     Research and Development
All costs of licensing certain technology the Company plans to develop and market have been expensed as research and development.

     Reclassification
     Certain prior year amounts have been re-classified to conform to current year presentation.

                AUDIOGENESIS SYSTEMS, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
          (Unaudited as to Information Related to the Nine Months
                    Ended June 30, 1998 and 1997)

2.Summary of Significant Accounting Policies (continued):

     Fair Value of Financial Instruments
The carrying value of cash, accounts receivable, accounts payable, accrued expenses, taxes payable, bonds payable, and other current liabilities approximates fair value because of the relatively short maturity of these instruments.

     Revenue Recognition
     Revenues are recognized when a service is performed or a product is sold.

     Inventories
Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories consist of finished goods, safety equipment and safety products.

   Equipment
Equipment is recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which is generally five to seven years. Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred. Gains or losses on disposal of equipment are reflected in the statements of operations.

     Earnings Per Share
Earnings per share appearing in the statements of operations for the years ended September 30, 1997, 1996, and 1995 and the nine month ended June 30, 1998 and 1997 have been prepared in accordance with the Accounting Principles Board Opinion No. 15. Such amounts have been computed based on the loss for the period divided by the weighted average number of shares of common stock outstanding during the period.

     Income Taxes
Effective October 1, 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

                AUDIOGENESIS SYSTEMS, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
          (Unaudited as to Information Related to the Nine Months
                    Ended June 30, 1998 and 1997)

2.Summary of Significant Accounting Policies (continued):

     Adoption of Recently Issued Accounting Standards
The Company has adopted the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation ("SFAS 123"). SFAS 123 requires companies to estimate the fair value of common stock, stock options, or other equity instruments issued to employees using pricing models which take into account various factors such as current price of the common stock, volatility and expected life of the equity instrument. No adjustment was required to be made to the operating results of the Company as a result of this adoption.

Major Customers
A significant portion of the Company's revenues have been earned from a major customer. Receipts from this major customer are as follows:

                          June 30,                   September 30,
                       1998       1997        1997           1996         1995
                       ----       ----        ----           ----         ----
Number of customers
 contributing 10% or
 more of revenue         1          1            1             1            1

Total revenues from
major customer       363,117    382,108     505,746     $512,941      $496,291


Percentage of revenue
from major customer     100%       100%         100%        100%          100%

     The loss of this major customer would have a material adverse effect on the Company's financial position and results of operations.

     Major Suppliers
A significant portion of the Company's purchases are bought from four major suppliers. Purchases from these major suppliers are as follows:

                          June 30,                   September 30,
                       1998       1997        1997           1996         1995
                       ----       ----        ----           ----         ----
Total purchases from
major suppliers      $120,271   $138,035     $188,609     $180,307    $170,004

Percentage of
purchases from
major suppliers          87%         88%          88%          86%         82%

The loss of these suppliers may have a material adverse effect on the Company's financial position and results of operations.

                AUDIOGENESIS SYSTEMS, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
          (Unaudited as to Information Related to the Nine Months
                    Ended June 30, 1998 and 1997)

3.Equipment:

Equipment consists of the following:
                          June 30,                   September 30,
                       1998       1997        1997           1996         1995
                       ----       ----        ----           ----         ----
Equipment and
  furniture          $27,116     $27,116     $27,116     $24,749       $24,749
Accumulated
 depreciation         24,928      23,776      24,152      22,723        21,643

Net equipment       $  2,188     $ 3,340     $ 2,964     $ 2,026       $ 3,106

4.     Income Taxes:

The tax effect of temporary differences and net operating loss carryforwards which make up the significant components of the net deferred tax asset recognized for financial reporting purposes are as follows:

                          June 30,                   September 30,
                       1998       1997        1997           1996         1995
                       ----       ----        ----           ----         ----
Deferred tax assets:
 Accounts receivable  $   -      $   -       $  -           $  -         $  -
Inventory              2,340      2,340      2,340         2,340            -
Net operating loss
 carryforward        866,520    687,732    734,858       393,842       386,237
                    ---------  ---------  ---------     ---------    ---------

    Subtotal         868,860    690,072    737,198       396,182       386,237

Valuation allowance (868,860)  (690,072)  (737,198)     (396,182)    (386,237)
                    ---------  ---------  ---------     ---------    ---------
                        -           -         -              -           -
                    =========  =========  =========     =========    =========

As of September 30, 1997, the Company has available, for tax reporting purposes, unused Federal and State net operating loss carryforwards of approximately $735,000 and $733,000 , respectively. Such amounts will begin to expire in the years 2006 and 1998, respectively.

5.     Related Party Transactions:

The Company has borrowed money from two shareholders. Principle amounts due these shareholders are as follows:

                          June 30,                   September 30,
                       1998       1997        1997           1996         1995
                       ----       ----        ----           ----         ----
                     $93,500    $25,000     $80,000     $     -         $   -
                    =========  =========  =========     =========    =========

                AUDIOGENESIS SYSTEMS, INC. AND SUBSIDIARY

          (Unaudited as to Information Related to the Nine Months
                    Ended June 30, 1998 and 1997)

5.     Related Party Transactions (continued):

     Interest accrues at 8% per annum.

The Company's legal counsel owns 1,000,000 shares of common stock and has been granted 25,000 stock options.

The Company's officers and employees are due commissions and reimbursements of expenses amounting to $77,876 at June 30, 1998 and $55,994 and $27,112 at September 30, 1997 and 1996, respectively.

6.     Commitments and Contingencies:

  Facility Lease
The Company's non-cancelable lease agreement with an unaffiliated company expired June 30, 1998.

Total rent expense for the years ended September 30, 1997, 1996 and 1995 was $23,015, $22,037, and $21,381, respectively.

As of July 1, 1998, the Company is renting on a month-to-month basis for $1,922 per month plus utilities.

     License Agreement

On May 20, 1994, the Company entered into an agreement to acquire a license to develop and market products using echo location technology. This technology is currently in the research and development stage and, accordingly, all costs are expensed. As of September 30, 1997, the Company has paid $102,000 to acquire this license. Amounts due under this agreement include minimum royalty payments of $100,000 per year from 1997 to 2010. As of June 30, 1998, the Company has not paid $50,000 of its 1997 minimum royalty.

The Company may terminate this agreement upon 120 days' written notice and upon payment of all amounts due through the effective date of the termination date.

                AUDIOGENESIS SYSTEMS, INC. AND SUBSIDIARY
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
          (Unaudited as to Information Related to the Nine Months
                    Ended June 30, 1998 and 1997)


7.     Common Stock:

During the fiscal year ended September 30, 1995, the company issued 295,000 shares of common stock to two vendors in satisfaction of accounts payable.
The company issued 69,036 shares of common stock to two shareholders in satisfaction of interest payable. The company issued 110,000 shares of common stock to one shareholder in satisfaction of a note payable. Prices for the shares of common stock for these transactions range from $0.06 to $0.88 per share.

On May 29, 1996, the Company issued 50 shares of common stock. The Company recorded $4,650 of non-cash compensation expense related to this transaction.

The Company's parent, Genesis, cancelled 1,325,000 options as a result of the
spin-off of the Company.   The Company has reissued these options at the same
expiration date (12/31/99) and exercise price ($.50 per share).

The Company had an additional 548,000 options outstanding to purchase common stock at various prices prior to the spin-off. The options remain outstanding with the Company's predecessor. If exercised, they entitled the optionee to receive a share of the Company. The Company would not receive any additional consideration in such event. Accordingly, the Company has reserved 548,000 shares of common stock for this purpose.

On February 7, 1997, the Company issued 3,000,750 shares of common stock to two officers, one employee, and two consultants for their participation in the Company's restructuring. The Company recorded $30,008 of non-cash compensation expense related to this transaction.

8.  Restructuring Charges:

On January 22, 1997 the Company's parent, Genesis, completed a spin-off of the
Company.   Certain assets of Genesis were not transferred to the Company, but rather distributed to a major shareholder as remuneration for his efforts in effectuating the reorganization. This cost in addition to the price of stock issued for the same reason have been expensed as restructuring charges.

9.    Note to Interim Financial Statements (unaudited)

     Basis of Presentation
The interim unaudited financial statements reflect adjustments, consisting only of normal recurring accruals, which are, in the opinion of Company's management, necessary for a fair presentation of the financial position and results of operation for the periods presented. Sales and the net loss for any interim period are not necessarily indicative of the results for a full year.

                               PART III


ITEM 1.  INDEX TO EXHIBITS

         The following list describes the exhibits filed as part of this registration statement on Form 10-SB:

Exhibit No.    Description of Document
-----------    -----------------------


3.01           Articles of Incorporation of Audiogenesis Systems,
               Inc. dated January 14, 1997

3.02           By-laws of Audiogenesis Systems, Inc.

10.01          Echolocation Technology License Agreements

10.02          Agreement with Allstates Air Cargo, Inc. dated 9/18/98

10.03          Promissory Note to Marshall E. Levine Ph.D. Profit Sharing Plan

11.01          Statement re:  Computation of Earnings per Share

21.01          List of Subsidiaries of Registrant

23.01          Consent of Fallon & Fallon, CPA's

27.01          Financial Data Schedule




SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           AUDIOGENESIS SYSTEMS, INC.


                                           /s/ Sam DiGiralomo

                                           By:  Sam DiGiralomo, President
Date:  October 21, 1998

                                 Exhibit 3.01


                          Certificate of Incorporation              Filed
                                       of                     January 14, 1997
                            AudioGenesis Systems, Inc.         Lonna R. Hooks
                                                            Secretary of State

     THIS IS TO CERTIFY THAT there is hereby organized a corporation under and by virtue of N.J.S. 14A:1-1 et seq., the "New Jersey Business Corporation Act".

FIRST:  The name of the corporation is AudioGenesis Systems, Inc.

SECOND: The address of the corporation's initial registered office is 172 Tuckerton Road, Medford, NJ 08055. The name of the registered agent at such address is Stephen M. Robinson, Esq.

THIRD: The purpose for which this corporation is organized is to engage in any activity within the purposes for which corporations may be organized under the "New Jersey Business Corporation Act", N.J.S. 14A:1-1 et seq.

FOURTH: The aggregate number of shares which the corporation shall have authority to issue is 50,000,000 shares of stock with a par value of $.0001 per share.

FIFTH: The number of directors constituting the initial Board of Directors of this corporation is two (2). The name and address of each person who is to serve as such director is:

Sam DiGiralomo, 7 Doig Road, Wayne, NJ, 07470
Robert R. Guinta, 7 Doig Road, Wayne, NJ, 07470

SIXTH: The name and address of the incorporator is Capital Information Service, Inc., 172 West State Street, Trenton, NJ 08608.

     In Witness Whereof, each individual incorporator, being over eighteen years of age has signed this certificate; or if the incorporator be a corporation has caused this certificate to be signed by its duly authorized officer this 13th day of January, 1997.

                                      /x/ Ruth Schneider Executive Vice
President
                                   Ruth Schneider Executive Vice President

                                  Capitol Information Service, Inc.
                                  172 West State Street
                                  Trenton, NJ  08608
                                                                    205333

FILED FOR:  Stephen M. Robinson, Esq.
            Stephen M. Robinson, P.A.
            172 Tuckerton Road
            Medford, NJ  08055

                                 Exhibit 3.02

                                  BY-LAWS

                                    OF

                           AUDIOGENESIS SYSTEMS, INC.


                           ARTICLE I.  OFFICES

                             Registered Office

     1.01 The Corporation shall continuously maintain a registered office in the State of New Jersey and a registered agent having a business office at the registered office. The Corporation's initial registered office and registered agent shall be as set forth in the Corporation's certificate of incorporation. When the registered office is changed or when the registered agent is changed, dies, resigns, or becomes disqualified, the Board shall determine the address of a new registered office or designate a successor registered agent or both, and shall cause the proper officers of the Corporation to file the required certificates with the secretary of state of New Jersey.

                          Principal Place of Business

     1.02 The Board of Directors has full power and authority to establish and to change the principal place of business at any time to another location within or outside of the State of New Jersey.

                           Other Places of Business

     1.03 Other places of business or offices may at any time be established by the Board at any place or places within or outside the State of New Jersey.

           ARTICLE II. SHAREHOLDERS AND SHAREHOLDERS' MEETINGS

                               Annual Meeting

     2.01 The annual meeting of shareholders of the Corporation shall be held at the time and place, either within or outside of the State of New Jersey, fixed by the Board of Directors. The Secretary of the Corporation shall cause written notice of the time, place and purposes, including the election of directors, of the meeting to be transmitted to shareholders within the time periods prescribed by law.

                               Special Meetings

     2.02 A special meeting of shareholders of the Corporation may be called for any purpose and at any time by the President or pursuant to a resolution adopted by the Board of Directors. Special meetings may also be called by the Secretary or, in the case of the death, absence, incapacity or refusal of the Secretary, by any other officer on the written request of shareholders who hold, in the aggregate, at least ten percent of the shares of stock of the Corporation entitled to vote on the matter to be acted on at the meeting. The shareholders' written request must set forth the purpose or purposes of the special meeting. In all instances in which a special meeting is called, the Secretary shall cause written notice of the time, place and purposes of the meeting to be transmitted to shareholders within the time periods prescribed by law.

                          Consents Instead of Meeting

     2.03(a)     Except as otherwise provided in New Jersey Statutes Section
14A:5-6(1), any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting, provided that every shareholder who is entitled to vote on the action consents in writing to the action.

     (b) In spite of subparagraph (a) above, any action to be taken by the shareholders, other than the annual election of directors, may be taken without a meeting and without the unanimous written consent of the shareholders, provided that

          1. Before the action, the Corporation obtains the written consent of shareholders who would have been entitled to cast the minimum number of votes necessary to authorize the action at a meeting at which all shareholders entitled to vote on the action were present and voting;

          2. If any shareholder has the right to dissent from the action, the Board shall fix a date on which written consents are tabulated, if no shareholder may dissent, the fixing of a date for tabulation shall be optional.

          3. No consent shall be counted that is received more than sixty days after the date on which the Board authorizes the solicitation of consents or, in a case in which consents (or proxies for consents) are solicited from all shareholders who would have been entitled to vote at a meeting called to authorize the proposed action, more than sixty days after the date of mailing of solicitations of consents (or of proxies for consents); and

          4. To the extent (if any) and in the manner required by New Jersey Statutes Section 14A:5-6(2), the Secretary of the Corporation shall provide advance written notice of the proposed action and the conditions precedent to that action to all nonconsenting shareholders who would have been entitled to notice of a meeting to vote on the action.

     (c) All written consents obtained by the Corporation pursuant to this paragraph 2.03 shall be filed in the minute book of the Corporation promptly after submission by the shareholders. Written consents may be executed together or in counterparts.

     (d) Any action taken pursuant to this paragraph 2.03 shall have the same effect, for all purposes, as if taken at a shareholders' meeting.


                                    Quorum

     2.04     Except as otherwise required by New Jersey Statutes Sections
14A:5-2 and 14A:5-3, the presence at a meeting in person or by proxy of the holders of shares entitled to case a majority of the votes of all shares issued and outstanding shall constitute a quorum.  The shareholders present at a meeting at which a quorum is present may continue to do business until adjournment, despite the withdrawal of enough shareholders to leave less than a quorum.  If an insufficient number of shareholders is present at a meeting,
in person or by proxy, to constitute a quorum, those shareholders who are present and who are entitled to vote at the meeting shall have the power to adjourn the meeting until enough shareholders are present to constitute a quorum.

                          Adjournment of Meetings

     2.05 Any annual or special shareholders' meeting may be adjourned by the holders of a majority of the voting shares of the Corporation who are present in person or by proxy at the meeting. If the new time and place for the meeting are announced at the time of adjournment, and the only business to be transacted after reconvening could have been transacted at the original meeting, then no further notice of the new time and place for the meeting need be given to the shareholders. If, however, after the adjournment, the Board of Directors fixes a new record date for the meeting, new notice of the meeting shall be given to each shareholder of record, as determined on a new record date.

                                    Voting

     2.06(a)     At every meeting of shareholders, each person entitled to
vote and present at the meeting in person or by proxy shall have one vote for each full voting share of the Corporation that stands in that person's name on the books of the Corporation. If the Corporation has more than one class of shares outstanding on the applicable record date, then the foregoing provision shall apply only to the common shares of the Corporation; the shareholders of all other classes shall vote their shares in the manner provided in the certificate of incorporation as amended from time to time.

     (b) If the Corporation holds its own shares, the Corporation shall not vote those shares at any meeting and those shares shall not be counted in determining the total number of outstanding shares at any given time. If the Corporation holds a majority of the shares entitled to vote for the election of directors of another domestic corporation or a foreign corporation, shares of the Corporation held by the other domestic or foreign corporation may not be voted at any meeting of shareholders of the Corporation for any purpose.

     (c) Except as otherwise provided in New Jersey Statutes Section 14A:5-11 with regard to multiple classes or series of shares, whenever any action, other than the election of directors, is to be taken by vote of the shareholders, the action shall be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote unless a greater plurality is required by the certificate of incorporation or by the New Jersey Business Corporation Act.

                                 Record Date

     2.07 The Board of Directors shall fix, in advance, the record date for the determination of shareholders entitled to notice of and to vote at any annual or special meeting of shareholders. The record date shall not be more than sixty days or less than ten days before the date of the meeting. If the Board fails to fix a record date for any shareholders' meeting, the record date shall be the close of business on the day before the day on which notice of the meeting is given, or if no notice is given, the next day before the date on which the meeting is held.

                                  Proxies

     2.08 Every shareholder entitled to vote at a meeting of shareholders may authorize another person or persons to act by written proxy (which may be in the form of a telegram or cable or its equivalent) given by the shareholder or the shareholder's agent. No proxy shall be valid for more than eleven months, unless a longer time is expressly provided in the proxy. Unless it is coupled with an interest or is otherwise irrevocable as provided in New Jersey Statutes Section 14A:5-19(3), a proxy shall be revocable at will. The grant of a later proxy revokes any earlier proxy unless the earlier proxy is irrevocable. A proxy shall not be revoked by the death or incapacity of the shareholder but shall continue in force until revoked by the personal representative or guardian of the shareholder. The presence at any shareholders' meeting of any shareholder who has given a proxy shall not revoke the proxy unless the shareholder files a written notice of revocation with the Secretary of the meeting before the voting of that proxy or the voting of the shares subject to the proxy by written ballot. A person named in a proxy as the attorney or agent of a shareholder may, if the proxy so provides, substitute another person to act in his or her place, including any other person named as an attorney or agent in the same proxy. The substitution shall not be effective until an instrument effecting it is filed with the Secretary of the Corporation.

                           Voting of Pledged Shares

     2.09 Any person who has pledged shares entitled to vote at an annual or special meeting of shareholders of this Corporation shall have the right to vote those shares until they have been transferred into the name of the pledgee or the nominee of the pledgee.

                          Voting of Redeemable Shares

     2.10 If the Corporation issues redeemable shares, the holders of those shares shall not be en titled to vote on any matter on or after the date on which (a) written notice of redemption of the shares has been mailed to the holders of those shares, and (b) a sum sufficient to redeem the shares has been deposited with a bank or trust company with irrevocable authorization to pay the redemption price to the shareholders on the surrender of the share certificates.

                              Officers of Meetings

     2.11 The President, if present, shall preside at all meetings of shareholders. In the absence of the President, the most senior Executive Vice President (or, in the absence of any Executive Vice Presidents, the most senior Vice President) present at the meeting, shall preside. The Secretary of the Corporation shall, if present, act as secretary at all meetings of shareholders. In the absence of the Secretary, any assistant secretary of the Corporation who is present may act as secretary of the meeting. If no assistant secretary is present, a temporary secretary for that particular meeting shall be designated by the presiding officer.

                                Order of Business

     2.12 The order of business at all meetings of the shareholders, unless changed by a majority vote of the shares entitled to vote at the meeting, shall be as follows:

     (a)     Call to order;

     (b)     Report on presence of quorum;

     (c) Reading or waiver of proof of mailing of notice of meeting and minutes of preceding meeting;

     (d)     Designation of inspectors of election, if any;

     (e)     Election of directors (if applicable);

     (f)     Old business;

     (g)     New Business;

     (h)     Reports of officers; and

     (i)     Adjournment.

                             Use of Ballots

     2.13 Elections of directors and other matters requiring shareholder approval need not be by ballot unless a shareholder requests a vote by ballot on a particular issue before the commencement of voting on that issue.

                              Inspectors

     2.14(a)     Before any annual or special meeting of shareholders, the
Board of Directors may appoint one or more inspectors to act as such at the meeting.

     (b) In connection with any annual or special meeting of shareholders, if inspectors are not appointed by the Board of Directors or if they fail to qualify, the presiding officer at the meeting may and, on the request of any shareholder entitled to vote at the meeting, shall appoint one or more individuals to act as inspectors at the meeting.

     (c) If an individual appointed as inspector fails to appear, qualify, or act as an inspector, the vacancy may be filled by the Board of Directors before the applicable meeting or at the meeting by the presiding officer at the meeting.

     (d) Before performing their duties, all inspectors shall sign an oath or affirmation to execute faithfully the duties of inspector with strict impartiality and according to the best of their abilities.

     (e) No person shall be elected a director at a meeting at which he or she has served as an inspector.

                              Voting List

     2.15 At each shareholders' meeting, the Secretary or any assistant secretary shall produce a list of shareholders entitled to vote at the meeting. The list shall be certified to be complete by the Secretary or assistant secretary or by a transfer agent duly appointed by the Board of Directors. The list, which may consist of cards or any equipment that permits a visual display, shall be arranged alphabetically within each class and series, with the address of, and the number of shares held by, each shareholder of record. The list constitutes prima facie evidence of the identity of the shareholders entitled to vote at the meeting and may be inspected by any shareholder during the meeting.

                   ARTICLE III.  BOARD OF DIRECTORS

                 Responsibilities and Nature of the Board

     3.01(a)     Except as otherwise provided in the Corporation's certificate of incorporation, the business and affairs of the Corporation shall be managed by the Board of Directors. Directors must be at least eighteen years of age, but need not be residents of New Jersey, citizens of the United States, or shareholders of the Corporation unless the Corporation's certificate of incorporation so requires.

     (b) In discharging his or her duties to the Corporation and in determining what he or she reasonably believes to be in the best interest of the Corporation, a director may, in addition ton considering the effects of any action on the shareholders, consider any of the following: (1) the effects of the action on the Corporation's employees, suppliers, creditors, and customers; (2) the effects of the action on the community in which the Corporation operates; and (3) the long-term as well as short-term interests of the Corporation and its shareholders, including the possibility that these interests may best be served by the continued independence of the Corporation.

     (c) If on the basis of the above factors, the Board of Directors determines that any proposal or offer to acquire the Corporation is not in the best interest of the Corporation, it may reject such proposal or offer. If the Board of Directors determines to reject any such proposal or offer, the Board of Directors shall have no obligation to facilitate, remove any barriers to, or refrain from impeding the proposal or offer.

                            Number of Directors

     3.02 The Board of Directors shall consist of not less than one nor more than ten Directors. The precise number of Directors within this range shall be fixed by the Board of Directors each year before the annual meeting of shareholders. The Board of Directors immediately following the adoption of these by-laws shall consist of two Directors.

                             Regular Meetings

     3.03 Regular meetings of the Board of Directors shall be held, without call or notice, immediately following the annual meeting of shareholders of the Corporation, and with notice at any other time that the Board of Directors so determines.

                             Special Meetings

     3.04 A special meeting of the Board may be called for any purpose at any time by the President or by two Directors.

                             Notice of Meetings

     3.05 The Secretary shall give notice of the time, date, and place of each special meeting of the Board and of each regular meeting of the Board other than the meeting that immediately follows the annual meeting of shareholders. Notice shall be given at least two days before the meeting if given orally, at least three days before the meeting if given by cable, telegram, telecopier, or overnight messenger, and at least five days before the meeting if given by mail or in any other manner. Any notice given by mail shall be deposited in the United States deposited with the United States Postal Service, postage prepaid and addressed to the director's last known residence or business address. The notice need not specify the business to be transacted at the meeting or its purpose.

                              Location of Meetings

     3.06 Meetings of the Board of Directors may be held at any place within or outside the State of New Jersey, provided that the regular meeting of the Board following the annual meeting of shareholders is held at the same location as the annual meeting.

                        Unanimous Consent Instead of Meeting

     3.07 Any action required or permitted to be taken pursuant to authorization voted at a meeting of the Board may be taken without a meeting on the written consent of each member of the Board of Directors. Written consents by all of the members of the Board shall have the same effect as a unanimous vote of the Board for all purposes.



                                  Quorum

     3.08 Except as otherwise provided by the certificate of incorporation, each Director shall have one vote at meetings of the Board, and the participation of the Directors with a majority of the votes of the entire Board shall constitute a quorum for the transaction of business.

                                  Voting

     3.09 Except as otherwise provided by law or the certificate of incorporation of the Corporation, every act or decision by a majority of the Directors present at a duly held meeting at which a quorum is present shall be regarded as the act of the Board of Directors.

                        Use of Communication Equipment

     3.10 Where appropriate communication facilities are reasonably available, any or all of the members of the Board of Directors may participate in part or in all of a meeting of the Board my means of a conference telephone or by any other means of communication by which all persons participating in the meeting are able to hear each other.

                             Resignation and Removal

     3.11(a)     Any Director may resign at any time by written notice to the
Corporation. A resignation shall be effective on receipt by the Corporation or at any later date specified by the resigning Director in the notice of resignation.

     (b) Any Director may be removed for cause by the Board. The Board shall also have the power to suspend Directors pending a final determination that cause exists for removal.

                                Vacancies

     3.12(a)     A vacancy or vacancies in the Board of Directors shall be
deemed to exist (1) in the case of the death, resignation, or removal of any
Director; (2) if the authorized number of Directors shall be increased; or (3)
if, at any meeting at which Directors are to be elected, the shareholders fail to elect the authorized number of Directors to be elected at the meeting.  No reduction of the authorized number of Directors shall have the effect of removing any Director prior to the expiration of his or her term of office.

     (b) Vacancies in the Board of Directors existing for any reason, including vacancies arising as a result of an increase in the number of Directors, may e filled by the affirmative vote of a majority of the remaining Directors then in office, even if their number is insufficient to constitute a quorum, or by a sole remaining director. A Director so elected to fill a vacancy shall hold office until a successor is elected and qualified at the next annual meeting of the shareholders.

     (c) If a Director resigns from the Board effective at some future date, the future vacancy may be filled by the affirmative vote of a majority of the Directors then in office, including the Director who has resigned, even if their number is insufficient to constitute a quorum. The term of the newly elected Director will begin when the resignation becomes effective. A Director elected to fill a future vacancy shall hold office from the effective date of the predecessor's resignation until a successor is elected and qualified at the next annual or special meeting of the shareholders.

     (d) The shareholders may elect a Director or Directors at any time to fill any vacancy or vacancies not filled by the Directors.

     (e) If, for any reason, the Corporation has no Directors in office, any shareholder, or the executor or administrator of a deceased shareholder, has the right to call a special meeting of shareholders for the election of Directors. Any shareholder electing to exercise this right shall give notice of the meeting in accordance with paragraph 2.02 of these by-laws.

             Common Directorships; Directors' Personal Interest

     3.13(a)     It shall not be necessary for a Director to leave a meeting of the board or abstain from voting merely because the Board may be voting on
(1) a transaction between the Corporation and that Director or (2) a transaction between the Corporation and one or more entities in which that Director is interested, whether as a director of that entity or otherwise, and whether alone or with other Directors, provided that one or more of the conditions set forth in New Jersey Statutes Section 14A:6-8(1) is satisfied.

     (b) Common or interested Directors may be counted in determining the presence of a quorum at a Board meeting at which a transaction described in subparagraph 3.13(a) above is authorized, approved or ratified.

                             Presiding Officer

     3.14 The President, if a member of the board of Directors, shall preside at all meetings of the board at which he or she is present. If the President is not present, the Board shall select one person form among its members present at the meeting to preside at the meeting. If the Secretary or any Assistant Secretary is present at meetings of the Board, that person shall record the minutes; if neither the Secretary nor assistant secretary is present, the Board shall select one person from among its members present at the meeting to record the minutes.

                               Adjournments

     3.15 A majority of the members of the Board present at a meeting of the Board may adjourn any Directors' meeting to meet again at a time and place fixed in the resolution adjourning the meeting. Notice need not be given if the period of adjournment does not exceed ten days, and the time and place of the adjourned meeting are fixed in the resolution.


                         Compensation of Directors

     3.16 Directors shall be compensated for their services and reimbursed for their expenses as employees, officers, Directors, and members of Board committees. The Board shall periodically determine a reasonable basis for compensation, and a majority of the Board must adopt any resolution determining compensation. The Board may, if it deems it appropriate, provided for reduced or no additional compensation for Board members who are compensated employees of the Corporation.

                              Dissenting Votes

     3.17 Any Director who disagrees with any action taken by the Board of Directors shall have the right to record a dissent in the minute books of the Corporation; provided, however, that the legal effect of that action shall be governed by applicable law.

                           ARTICLE IV.  COMMITTEES

                         Establishment of Committees

     4.01 The Board of Directors may designate an executive committee from among its members, consisting of two or more Directors, and may at any time designate additional committees, each of which shall consist of two or more Directors, by the affirmative vote of a majority of the entire Board. Subject to the limitations contained in paragraph 4.08 below, the executive committee shall have the maximum authority permitted by law in effect at the time of the exercise of that authority. Each additional committee shall have the authority, not exceeding the authority of the executive committee, specified by the Board in resolutions adopted by a majority of the entire Board.

                       Presiding Officer and Secretary

     4.02 If the President is a member of any committee, the President shall serve as the chairperson of the committee. If the President is not a member of a committee, then the committee may choose one of its members to act as chairperson, unless the Board designates a chairperson. Each committee shall from time to time designate a secretary of the committee who shall keep a record if its proceedings.

                                  Vacancies

     4.03 Vacancies in the membership of any committee may be filled by the Board, pursuant to a resolution adopted by a majority of the entire Board, for the unexpired term of the member whose death, resignation, removal or disability caused the vacancy.


                                    Meetings

     4.04 Each committee shall adopt its own rules of procedure. Each committee shall meet at whatever times it may determine by resolution, and shall also meet whenever called together by the Board. Members of committees may attend meetings through the medium of communications equipment, in the same manner as members of the Board; any committee may act by unanimous written consent instead of a meeting, in the same manner as the Board. Written consents submitted by all of the members of a committee shall have the same effect as a unanimous vote of the committee for all purposes.

                               Notice of Meetings

     4.05 If a committee establishes regular meeting dates, it shall not be necessary to give notice of a regular meeting. Notice of every special meeting shall be given in the manner and within the time periods specified in these by-laws with respect to notices of special meetings of the Board.

                                Quorum; Voting

     4.06 Except as otherwise provided by the certificate of incorporation, each Director shall have one vote at a meeting of the Board committee, and the participation of the Directors with a majority of the votes of the committee shall constitute a quorum for the transaction of business. A quorum at any meeting of any committee shall be a majority of the entire committee, except that if any committee consists of only one member, then that one Director constitutes a quorum. Every act or decision by a majority of the Directors present at a duly held committee meeting at which a quorum is present shall be regarded as the act of the committee.

                                    Reports

     4.07 Actions taken at a meeting of any committee shall be reported to the board at its next meeting, except that when the meeting of the Board is held within two days after a committee meeting, the report may be made at the second Board meeting following the committee meeting.

                            Limitations on Powers

     4.08 No committee of the board shall have authority to do any of the following:

     (a)     Make, alter or repeal any by-law of the Corporation;

     (b)     Elect or appoint any Director, or remove any officer or Director;

     (c) Submit to the shareholders any action that requires their approval; or

     (d) Amend or repeal any resolution adopted by the Board that by its terms is amendable or repealable only by the Board.

                           Powers of the Board

     4.09 By resolution adopted by a majority of the entire Board, the Board shall have the power to:

     (a) Appoint one or more Directors to serve as alternate members of any committee and to act in the absence or disability of members of any committee with all the powers of the absent or disabled members;

     (b)     Abolish any committee at its pleasure; and

     (c) Remove any Director from membership on any committee at any time, with or without cause.

                           ARTICLE V.  WAIVER OF NOTICE

                            Requirements for Waiver

     5.01 Any notice required to be given pursuant to these by-laws may be waived in writing either before or after the meeting that is the subject of the notice. Copies of the waivers shall be filed in the minute book of the Corporation promptly after they are given. The attendance of any Director, committee member, or shareholder at a meeting without protesting the lack of notice before the conclusion of the meeting constitutes a waiver of the right to notice.

                             Nature of Business

     5.02 A waiver of notice of a Board meeting need not specify the nature of business transacted or to be transacted at the meeting or the purpose of the meeting. A waiver of notice of a shareholders' meeting shall specify the nature of business transacted or to be transacted at the meeting and the purpose of the meeting.

                            ARTICLE VI.  OFFICERS

                                  Election

     6.01 The officers of the Corporation shall consist of a President, a Treasurer, a Secretary, and any other officers, including without limitation one or more Executive Vice Presidents, one or more Vice Presidents, one or more Assistant Treasurers, and one or more Assistant Secretaries as the Board deems necessary. All officers shall be elected by the Board of Directors.
The President, Treasurer, Secretary, and any other officers that the Board considers appropriate shall be elected at the regular Board meeting immediately following the annual meeting of shareholders. Any two or more offices may be held by the same person; provided, however, that no officer shall be authorized to verify any instrument in more than one capacity if the instrument is required by law to be executed, acknowledged, or verified by two or more officers.

                            Additional Officers

     6.02 The Board of Directors may from time to time elect any other officers that it deems necessary, who shall hold their offices for the terms and have the powers and duties prescribed by the Board.

                    Election and Term of Office; Removal

     6.03 Each officer shall hold office from the date elected until the next annual election of officers, and until a successor has been elected unless the officer has previously resigned or been removed. All officers of the Corporation shall hold office at the pleasure of the Board of Directors.

                                 Vacancies

     6.04 Any vacancy in the offices of President, Treasurer, and Secretary shall be filled promptly by the Board. Any vacancy in any other office may be filled by the Board at its discretion.

                   Removal, Suspension and Resignation

     6.05(a) Any officer elected by the Board may be removed by the Board either with or without cause. Any officer elected by the shareholders may be removed, without cause, only by the shareholders. However, the Board may suspend for cause the authority of an officer appointed by the shareholders pending shareholder action. The removal or suspension of an officer shall be without prejudice to any contract rights that the officer may have. Election of an officer shall not, in and of itself, create contract rights.

     (b) Any officer may resign at any time by giving written notice to the Board or to the President. The resignation will be effective on receipt, or at any later time specified in the resignation. Unless otherwise specified in the resignation, its acceptance is not necessary to make it effective.

                             Powers and Duties

     6.06 The officers of the Corporation shall have the responsibilities set forth in these by-laws. The officers may have additional responsibilities as determined by the Board of Directors, the Executive Committee (if any), and, in the case of all officers other than the President, the President, provided that any additional responsibilities are not inconsistent with the provisions of these by-laws. Without limiting the foregoing, the officers shall have the following duties and responsibilities:

     (a) The President shall be the chief executive officer of the Corporation and, as such, shall have general supervision over the business and affairs of the Corporation, subject to the control of the Board of Directors. The President shall be a member ex officio of each standing committee to which he or she is not personally appointed. Subject to the control of the Board of Directors, the President may enter into any contract or execute and deliver any instruments on behalf of the Corporation. The President shall preside at all meetings of the shareholders and at all meetings of the Board of Directors that he or she attends. In general, the President shall perform all duties incident to the office of the President, and any other duties that may be assigned by the Board of Directors.

                             Vice President

     (b) In the order of their seniority unless otherwise determined by the Board of Directors, the Executive Vice Presidents (if any) shall perform the functions of the President in the absence or disability of the President. In addition, they shall perform all other functions prescribed by the President or the Board of Directors. In the order of their seniority unless otherwise determined by the Board of Directors, the Vice Presidents (if any) shall perform the functions of the President in the absence or disability of the President and the Executive Vice President. They shall perform all other duties and have whatever other powers prescribed by the President or the Board of Directors.

                                Treasurer

     (c) The Treasurer shall have charge and custody of, and be responsible for, all funds and securities of the Corporation. The Treasurer shall deposit all funds in the name of the Corporation in the institutions selected by the Board of Directors. The Treasurer shall keep or cause to be kept books of account on behalf of the Corporation and shall make these books available to any of the Directors of the Corporation during business hours at the office of the Corporation where the books and records are kept. In general, the Treasurer shall perform all the duties incident to the office of the Treasurer and any other duties as may be assigned by the President or the Board of Directors.

                            Assistant Treasurer

     (d) Assistant Treasurers shall perform all of the duties and responsibilities of the Treasurer whenever the Treasurer is unavailable to perform the duties of the office, and shall perform all other duties as may be assigned to them by the Board of Directors, the President or the Treasurer.

                                 Secretary

     (e) The Secretary, if present, shall act as secretary at all meetings of the Board of Directors and of the shareholders and shall keep the minutes of those meetings in a book or books to be provided for that purpose. The Secretary shall cause notices of meetings to be given in accordance with these by-laws. In general, the Secretary shall perform all the duties incident to the office of the Secretary and any other duties as may be assigned by the President or the Board of Directors.


                          Assistant Secretaries

     (f) Assistant Secretaries shall perform all of the duties and responsibilities of the Secretary whenever the Secretary is unavailable to perform the duties of the office, and shall perform all other duties and exercise all other powers as may be assigned to them by the Board of Directors, the President or the Secretary.


                         ARTICLE VII.  SHARES

                           Form and Signature

     7.01 The certificates for shares of the Corporation shall be in the form determined by the Board of Directors, subject to these by-laws, the certificate of incorporation, and applicable provisions of law. Each certificate shall indicate that the Corporation is organized under the laws of the State of New Jersey, and shall set forth the registered holder's name and the number of shares. Each certificate shall e signed by the President or any Executive Vice President and the Treasurer, any assistant Treasurer, the Secretary or any Assistant Secretary, and shall bear the seal of the Corporation or its facsimile. If any certificate is countersigned by a transfer agent or registrar who is not an officer or any employee of the Corporation, any and all other signatures may be facsimiles. If any officer, transfer agent, or registrar who has signed, or whose facsimile signature has been placed on, any certificate shall have ceased to serve in that capacity before the certificate is issued, the certificate may be issued by the Corporation with the same effect as if that person continued to serve in his or her former capacity at the date of the certificate's issue. Provided that it otherwise complies with the requirements of this paragraph 7.01 and applicable provisions of law, a card that is punched, magnetically coded, or otherwise treated so as to facilitate machine or automatic processing may be used by the Corporation as a share certificate.

                     Description of Rights and Preferences

     7.02 If the Corporation is at any time authorized to issue shares of more than one class, then each share certificate issued by the Corporation shall contain the following information on the face or back of the certificate, ore shall state that the Corporation will furnish the following information to any shareholder on request and without charge:

     a. The designations, relative rights, preferences and limitations of the shares of each class and series authorized to be issued, so far as they have been determined; and

     b. The authority of the Board to divide the shares into classes or series and to determine and change the relative rights, preferences and limitations of any class or series.

                           Replacement Certificates

     7.03 The Board of Directors may direct that a new share certificate be issued to replace any certificate alleged to have been lost, destroyed, or wrongfully taken, on written notice received from the shareholder before the Corporation is informed that the share has been acquired by a bona fide purchaser. The notice required from the shareholder shall be in the form of an affidavit showing that the certificate has been lost, destroyed or wrongfully taken. When authorizing the issuance of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the certificate's issuance, require the shareholder or the shareholder's legal representative to file a bond with the Corporation in whatever reasonable sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, destroyed or wrongfully taken.

                            Transfer of Securities

     7.04 The Corporation's registered securities shall be transferable only on the books of the Corporation. Transfer shall be permitted only by the person in whose name the securities appear on the Corporation's books, by that person's legal representative, or by that person's attorney if authorized by power of attorney duly executed and filed with the Corporation or its transfer agent. Transfers of registered securities may be made on surrender to the Corporation or to its agents of an outstanding certificate or certificates representing the security with a duly executed assignment and authorization to transfer endorsed on or attached to the certificate, together with proof of the authenticity of the signature and of the power of the assignor to transfer the security as the Corporation or its agents may require. On surrender, the Corporation or its agent shall issue a new certificate to the person entitled to it, cancel the old certificate, and record the transaction on its books. Except as provided in these by-laws or by the laws of the State of New Jersey, the person in whose name registered securities stand on the books of the Corporation shall be deemed the owner for all purposes.

                 Record date for Dividends or Rights

     7.05 The Board of Directors may fix, in advance, a date as the record date for determining the shareholders entitled to receive payment of any dividend or the allotment of any right. The record date may in no case be more than sixty days before the event to which it relates. If the Board of Directors does not fix a record date in connection with these matters, then the record date with respect to these matters shall be at the close of business on the day on which the Board adopts the resolution authorizing a dividend or allotment of rights.

              Issue of New Shares or Sale of Treasury Shares

     7.06 Shares of the Corporation that are authorized but not yet issued and treasury shares may be issued or sold from time to time for the consideration determined by the Board of Directors, but in no case for less than par value, subject to the provisions of the certificate of incorporation and the New Jersey Business Corporation Act.


                       ARTICLE VIII.  FISCAL YEAR

                             Designation

     8.01 The fiscal year of the Corporation shall end on the last day of September each year.


                        ARTICLE IX.  AMENDMENTS

                          Amendments in General

     9.01 The power to alter, amend, or repeal these by-laws is vested in both the shareholders and the Board of Directors, subject to paragraphs 9.02 and 9.03 below.

                   Amendments by Shareholders

     9.02 Any by-law made or amended by the Board of Directors may be amended or repealed by the shareholders, and new by-laws may be added by the shareholders. The shareholders may provide as to any or all by-laws that by-law provisions adopted by them may not be altered or repealed by the Board.

                  Amendments by the Board of Directors

     9.03 Any by-law made or amended by the shareholders may be amended or repealed by the Board of Directors, and new by-laws may be added by the Board of Directors unless the shareholders prescribe in the by-law that it shall not be altered or repealed by the Board.

                         ARTICLE X.   MISCELLANEOUS

                                    Seal

     10.01 The Corporation's seal shall be inscribed with the name of the Corporation, the year of its incorporation, and the words "New Jersey". The seal may be used by causing it or a facsimile to be impressed or reproduced on a document or instrument, or affixed to a document or instrument.

                     Maintenance of Books and Records

     10.02     The Corporation shall maintain books and records of account and minutes of the meetings of its shareholders and Directors, including meetings of committees of the Board.  These documents shall be maintained at one or more locations within or outside the State of New Jersey, the location or locations to be designated by the Board of Directors.  Each of these documents
shall be in written form or in any other form capable of being converted into written form within a reasonable time.


                      Inspection of Corporate Records

     10.03 Any shareholder of record of the Corporation who has been a shareholder of record for at least six months immediately preceding his or her demand and any person holding at least five percent of the outstanding shares of any class or series shall have the right, on at least five days' written demand to the President or the Secretary of the Corporation and for a purpose deemed proper under any applicable law, to examine in person, by in person or by an agent or attorney, during usual business hours, the minutes of the Corporation's shareholders' meeting and the Corporation's record of its shareholders and to make extracts. The examination shall take place where the minutes and record are maintained.

                        Execution of Contracts

     10.04 The Board of Directors may authorize any person to enter into any contract or execute any instrument in the name of and on behalf of the Corporation. Authorization may be general or specific.

                     Voting Shares of Other Corporations

     10.05 The President and any Executive Vice President or Vice President are authorized to vote any shares of any other corporation or corporations standing in the name of the Corporation. This authority may be exercised by these officers either in person, by proxy, or by a duly executed power of attorney.

                                    Bonds

     10.06 The seal of the Corporation and any or all signatures of the officers or other agents of the Corporation on a bond of the Corporation and on any coupon attached to the bond may be facsimiles if the bond is countersigned by an officer or other agent of a trustee or by other certifying or authenticating authority. If any officer or other agent of the Corporation who has signed or whose facsimile signature has been placed on a bond or coupon has ceased to be an officer or agent before the bond is issued, the bond may be issued by the Corporation with the same effect as if that person were an officer or agent at the date of its issue.

                                Indemnification

     10.07 Every person who is or was a director or officer, employee or agent of the Corporation, or any person who serves or has served in any capacity with any other enterprise at the request of the Corporation, shall be indemnified by the Corporation to the fullest extent permitted by law. The Corporation shall indemnify the persons listed above against all expenses and liabilities reasonably incurred by or imposed on them in connection with any proceedings to which they have been or may be made parties, or any proceedings in which they may have become involved by reason of being or having been a director or officer of the Corporation, or by reason of serving or having served another enterprise at the request of the Corporation, whether or not in the capacities of directors or officers of the Corporation at the time the expenses or liabilities are incurred.

                   ARTICLE XI.   EMERGENCY PROVISIONS

     11.01 The following provisions shall govern and shall supersede any other provisions in these by-laws in the event of an emergency.

     (a) For purposes of this Article XI, the following terms shall have the following meanings:

          1. "Emergency" shall mean an emergency in the conduct of the business of the Corporation resulting from an attack on the United States or any nuclear or atomic disaster

          2. "Emergency list" shall mean the most current list in effect pursuant to paragraph 11.02.

          3. "Listed officers" shall mean the officers listed on the "emergency list".

          4. "Principal headquarters" shall mean the principal place of business of the Corporation. If use of the principal place of business is not practical during an emergency, the "principal headquarters" shall mean the place of business at which the largest number of employees remain employed by the Corporation during the emergency.

     (b) In the event of an emergency, the senior officer of the Corporation present at the principal headquarters shall call an initial emergency meeting of the Board of Directors to be held as soon as practicable after the commencement of the emergency. The officer shall use his or her best efforts to notify each Director and each listed officer of the time and location of the meeting, but no action taken at the meeting or during the emergency shall be invalidated by reason of the fact that any Director or listed officer could not be notified of the time and location of the meeting.

     (c) A Director or listed officer may participate in any Board meeting held during the emergency by means of any communications device that enables him or her to hear the person presiding at the meeting and enables the presiding officer to hear that Director or listed officer. It shall not be necessary for each Director or listed officer to hear all other Directors and listed officers.

     (d) For purposes of the initial emergency meeting, the Board of Directors shall be deemed to consist of the Directors who attend or otherwise participate at the initial emergency meeting together with those listed officers who both (1) attend or otherwise participate at the initial emergency meeting and (2) are designated as "Special Directors" by the Directors participating at the meeting, by the Senior Officer. The number of listed officers who shall be designated as Special Directors shall be the lesser of
(1) the number of listed officers participating at the meeting or (2) the difference between the number of Directors on the Board immediately before the commencement of the emergency and the number of Directors participating at the initial emergency meeting. If the number of Special Directors to be designated is smaller than the number of listed officers participating at the meeting, the listed officers shall be designated in the order of priority set forth in the emergency list.

     (e) Actions to be taken at the initial emergency meeting shall require the affirmative vote of a majority of the Directors and Special Directors participating at the meeting. No quorum requirement shall apply with respect to the meeting.

     (f) At the initial emergency meeting, the Directors and Special Directors shall adopt whatever procedures they deem appropriate with respect to further Board meetings during the course of the emergency, provided that the following conditions shall apply:

          1. At these further Board meetings, the Board shall be deemed to consist of all Directors who participate at the meetings, together with those listed officers who were designated as Special Directors for purposes of the initial emergency meeting.

          2. No quorum requirements shall apply with respect to these meetings. Actions to be taken at these meetings shall require the affirmative vote of a majority of the Directors and Special Directors participating at the meetings.

          3. The procedures to be developed shall, to the maximum extent feasible under the circumstances, be consistent with the provisions of these by-laws that apply in the absence of any emergency; provided, however, that any procedure used shall be valid unless it bears no reasonable relationship to the circumstances.

     11.02 The Board of Directors shall maintain a list of officers eligible to participate in Board meetings as Special Directors pursuant to paragraph 11.01. The list shall set forth the titles of the eligible officers and shall rank these listed officers in order of priority. In the event that the Corporation fails to maintain this list, the emergency list shall be as follows:

     (a)     President;
     (b) Executive Vice Presidents (if any), in the order in which they were elected;
     (c) Vice Presidents (if any), in the order in which they were elected;
     (d)     Treasurer; and
     (e)     Secretary.

                                 Exhibit 10.01

                                                            Contract C-94-011

            GENESIS, INC. AND CIT - ECHO LOCATION AGREEMENT

This agreement is made between Genesis, Inc. (Genesis), a corporation organized under the laws of Now Jersey, and the Center for Innovative Technology (CIT), a corporation organized under the laws of the Commonwealth of Virginia,

1.     INTRODUCTION

1.1 CIT possesses two patents on technology developed by Martin Lenhart and related to echo location using supersonic bone conduction hearing aid and method (CIT Case No. 066). This technology is described more fully in U.S. Patent Nos. 4,982,434 and 5,047,994. Hereafter, this technology is referred to
as     the Technology. The inventors of the Technology have assigned their interests in the Technology to Virginia Commonwealth University (VCU), which has assigned its interest to CIT. CIT has applied for patent protection on all or a portion of the Technology.

1,2     CIT and VCU desire that the Technology be used in the public interest and made available to the public quickly and efficiently,

1.3 Genesis is able to develop and bring to market the Technology. it desires to obtain the license rights set forth in this agreement.

2.     OPTION

2,1     CIT grants to Genesis an option to acquire the license described in the section entitled "License." In return for this option, Genesis will pay to CIT $22,000 on the effective date of this agreement and perform the other obligations set forth below, except for those obligations maturing only upon
grant     of the license. The "effective date" is the date upon which the last of the parties to this agreement executes it.

2.2 The option may be exercised at any time prior to July 1, 1995. The option may only be exercised by delivering to CIT written notification of the exercise of the option together with a payment of $25,000. Upon exercise of the option, Genesis shall have the license set forth in this agreement,
3.     LICENSE

3,1     If Genesis exercises its option, CIT will grant to Genesis the following license.

3.2 CIT grants to Genesis an exclusive, worldwide license of the following nature. In return for the royalty payments and other promises set forth in this agreement, CIT will not assert its right to exclude Genesis from use of the Technology by virtue of CIT's rights under any patent or under any other form of intellectual property protection accorded the Technology where the Technology is used for echo location deviced for use by blind persons and civilian (not military) emergency services personnel (hereafter, "the Field of

(GENESIS.AG2)                                                       page 1

Use). This license is exclusive in that CIT will not enter into an agreement with any other entity under which CIT would agree to refrain from asserting its right to exclude the entity or others from use of the Technology in the Field of Use.

3.3 Genesis shall develop and demonstrate to CIT a prototype device for echo location by May 15, 1995, Genesis shall initiate human clinical testing of such a device by December 31, 1995.

3.4 in return for the license granted by CIT Genesis shall pity to CIT $50,000 by May 15, 1996.

3,5     In return for the license granted by CIT Genesis shall pay to CIT a running royalty of 5% of its (worldwide) net revenues arising from sales of products using the Technology where such products are either made or used in a country in which a patent exists or patent protection has been applied for and not finally rejected. Other sales shall bear a royalty of 2,5%. "Net revenues" means Genesis's gross revenues related to the Technology less the sum of the following: A) sales, tariff duties and/or use taxes directly imposed and with reference to particular sales; B) outbound transportation: C) amounts representing uncollectible billings; and D) amounts allowed or credited on returns. Revenues shall be determined on an accrual basis in accordance with generally Accepted accounting principles.

3.6 When a product is disposed of other than by sale, e.g., leased, net revenues shall include the selling price at which products of similar kind and quality, sold in similar quantities, are currently being offered for sale by Genesis (or other manufacturers if Genesis is not currently offering such products of similar kind and quality for sale).

3,7     The royalty rates set forth in Paragraph 3,5 above shall be reduced by
20% for products which are produced in Virginia. "Produced in Virginia,, means that at least 50% of the cost of physically making each salable unit of product shall &rise from work performed in Virginia.

5,8 In the event Genesis provides any service using the Technology, rather than selling a product using the Technology, Genesis shall Include in not revenues an amount equal to the selling price at which the products which make use of the Technology would be sold to a third party by Genesis In an arms. length transaction. In the event Genesis makes use of a method which is part of the Technology Genesis shall include in net revenues an amount equal to the selling price of the products used to implement the method.

3.9 If in calendar year 1997 and each year thereafter, Genesis's running royalty payments to CIT are less than $100,000, Genesis shall pay to CIT an amount sufficient to bring the total payments up to $100,000,

3.10 Genesis shall, within thirty (30) days from the end of each calendar quarter, deliver to CIT a report giving such particulars of the business conducted by Genesis during the preceding three month period under this license as are pertinent to royalty accounting under this agreement. Simultaneously with the delivery of each calendar quarterly report, Genesis

(GENESIS.AG2)     page 2
shall pay to CIT royalties due and payable for the period covered by such report under this agreement. If no royalties are due, it shall be so reported.

4.     SUBLICENSE

4.1 Genesis shall have the right to grant sublicenses, all of which shall be subordinate to this agreement. Genesis shall pay to CIT royalties on products produced by sublicensees as if Genesis had produced the Products itself, Genesis shall also provide to CIT reports on the activities of each sublicensee which reports shall contain the name-of the sublicenses and the same information as is required of Genesis under this agreement.

4.2 In addition to the royalty payments due to CIT arising from the activities of sublicensees of Genesis, as provided in the paragraph above, Genesis shall pay to CIT 20% of all amounts it receives from a sublicensees in excess of the royalties payable under this agreement by operation of the paragraph above in each calendar quarter.

5. TERMINATION

5.1 This license shall expire on the date upon which the last U.S. patent on the Technology expires. If no U.S. patent is granted then this license shall expire on December 31, 2010.

5.2 CIT, at its option, may terminate this license upon notice to Genesis for material breach of this agreement, Such termination shall not be CIT's exclusive remedy for breach and Genesis shall remain liable for damages arising from its breach after such termination, Material breach includes, but is not limited to, failure to pay royalties when due and failure of Genesis to diligently pursue introduction of the Technology into the market and sales of products based on the Technology, It is envisaged by the parties that a failure to diligently pursue introduction of the Technology and sales may
occur     if Genesis is involved in a proceeding for the reorganization of
Genesis and, consequently, is unable to devote sufficient resources to the work,

6.     MISCELLANEOUS PROVISIONS

6.1 Genesis shall keep records containing all particulars which may be necessary for the purpose of showing the royalty payable to CIT, These records shall be open at all reasonable times for three (3) years following the end of the calendar year to which they pertain to the inspection of an independent certified public accounting firm retained by CIT at its sole expense for the purpose of verifying Genesis's royalty reports,

6.2 This agreement shall be construed, governed, interpreted and applied in accordance with the internal laws of the Commonwealth of Virginia, U.S.A. except that questions affecting the validity, construction and effect of any patent shall be determined by the laws of the country in which the patent was granted.

(GENESIS.AG2)                                                  Page 3

6.3 CIT and VCU retain the right to make use of the Technology for the purpose of research.

6.4 Genesis agrees to mark products employing the Technology with appropriate patent notices.

6.5 CIT is not obligated by this agreement to prosecute any infringement actions.

6.6 If the Technology was developed with funds provided by the United States, this agreement is subject to all applicable laws, regulations, and the
terms     of any agreement under which funds were provided. This includes any rights of the United States to use the Technology for governmental purposes, any limits on the place of manufacture of products using the Technology, and any obligations to make products based on the Technology available within a reasonable time, These government rights are set forth at 35 USC Section 203 and Section 204 and other locations. These provisions are incorporated in this agreement by reference and the exercise of theme rights by the United States shall not constitute breach of this agreement.

6.7 All payments shall be made in United States dollars, Any currency conversion required shall be made at the exchange rate published in The Wall Street Journal on the last day of the calendar quarter for which the payment is made.

6,8     Any unpaid amounts due hereunder shall bear interest at the rate of
18% or, if greater, the prime rate as published in The Wall Street Journal, compounded daily until paid. This provision does not excuse any failure to pay and does not limit any remedies for breach. In the event of breach of this agreement the breaching party shall pay to the non-breaching party all costs, including attorney's fees, of enforcing this agreement,

6.9 Neither CIT, nor the inventors, nor any Virginia university or other agency of the Commonwealth of Virginia make any representations as to patentability or protectability, validity, enforceability, freedom of the Technology from infringement of the rights of others, likelihood of successfully converting the Technology Into commercial 'products or whether or not the Technology is satisfactory for the purposes intended,

6.10 Genesis warrants that every individual with a personal interest in Genesis, as that term is defined in the Virginia Conflict of Interest Act, has complied with the terms of that act and that no violation of that act will result from this agreement.

6.11 The parties hereto acknowledge that thin instrument sets forth the entire agreement of the parties an to the subject matter hereof and shall not be modified except by the execution of a written instrument signed by the parties.

(GENESIS.AG2)                                                       Page 4

ACCEPTED AND AGREED TO:

CENTER FOR INNOVATIVE TECHNOLOGY

By:  /s/ Linwood Holten                                6/14/94
-------------------------------                        -------
(Name]                                                 Date
[Title]

GENESIS, Inc.

/s/ Sam DiGiralomo                                     5/20/94
-------------------------------                        -------
By:                                                    Date
[name]   Sam DiGiralomo
[title]  President































[GENESIS.AG2]                                                    Page 5

Genesis                                7 Doig Road, Wayne, New Jersey 07470
Safety Systems, Inc.                   201/696-9400   *   Fax 201/696-8779


     September 20, 1995
Mr. Louis P. Berneman
Director, Licensing and Business Development
Virginia's Center for Innovative Technology
CIT Tower, Suite 600
2214 Rock Hill Road
Herndon, VA 22070-4005

RE: Genesis and CIT - Echo Location Agreement


Dear Mr. Berneman:

As previously discussed, this letter will serve to correct the dates in paragraphs 3.3 and 3.4 of our Echo Location Agreement dated June 14, 1994.

Paragraph 3.3 of the Agreement states:
     Genesis shall develop and demonstrate to CIT a prototype device for echo location by May 15, 1995. Genesis shall initiate human clinical testing of such a device by December 31, 1995.
The amended paragraph 3.3 shall now read:
     Genesis shall develop and demonstrate to CIT a prototype device for echo location by May 15, 1996. Genesis shall initiate human clinical testing, of such a device by December 31, 1996.

Paragraph 3.4 of the Agreement states:
     In return for the license granted by CIT Genesis shall pay to CIT $50,000 by May 15, 1996.
The amended paragraph 3.4 shall now read:
     In return for the license granted by CIT Genesis shall pay to CIT $50,000 by May 15, 1997.

Please execute this amendment to our Agreement by signing both documents and returning one to me.

Sincerely,

/s/ Sam DiGiralomo                                 Agreed to by:
Sam DiGiralomo
President                                          /s/ Robert G. Templin, Jr.

cc: S. Robinson, Esq.                              Date:  9/27/95
                                                   Robert G. Templin, Jr.
                                                   President, CIT

                VIRGINIA'S CENTER FOR INNOVATIVE TECHNOLOGY
                     Jobs + Companies + Competitiveness





December 12,1995

Mr. Sam DiGiralomo
President
Genesis Safety Systems
7 Doig Road
Wayne, NJ 07470

Dear Mr. DiGiralomo:

Based on my conversation last week with Bob Guinta, I propose that we amend the Agreement between Genesis Safety Systems, Inc. and the Center for Innovative Technology, dated May 20, 1994, (CIT Contract C-94-01 1) to add the military market for emergency services personnel for an additional license fee of $5000-00 due in May, 1997. Specifically,

Amend paragraph 3.2 to delete "(not military)". The new sentence would read:

"In return for the royalty payments and other promises set forth in this agreement, CIT will not assert its right to exclude Genesis from use of the technology by virtue of CIT's rights under any patent or under any other form of intellectual property protection accorded the Technology when the Technology is used for echo location device for use by blind persons and civilian emergency services personnel (hereafter, "the Field of Use.")"

Amend paragraph 3.4 (as amended September 20, 1995) to read:

"In return for the license granted by CIT Genesis shall pay to CIT $55,000 by May 15, 1997."

Please execute this amendment to our Agreement by signing both documents and returning one to me.

Sincerely,

/s/ Catherine S. Renault
Catherine S. Renault
Managing Director

Agreed to by:

/s/ Robert G. Templin                               /s/ Sam DiGiralomo
Robert G. Templin                                     Sam DiGiralomo
President                                           President
Center for Innovative Technology                   Genesis Safety Systems
Date: 12-11-95                                      Date: 12-11-95


      CIT Tower + Suite 600 + 2214 Rock Hill Road + Herndon, VA 22070-4005
                TEL: (703) 689-3000 + FAX: (703) 689-3041
                 VIRGINIA'S CENTER FOR INNOVATIVE TECHNOLOGY
                     Jobs + Companies + Competitiveness

March 18, 1997

Mr. Sam DiGiralomo
President
Audiogenesis Systems, Inc.
7 Doig Road, Suite 3
Wayne, New Jersey 07470

RE:    Genesis, Inc., and CIT - EchoLocation Agreement
       Contract C-94-011
       CIT Docket No. 066

Dear Sam:

This letter will serve to amend the name of Genesis, Inc. to Audiogenesis Systems, Inc. and to amend Paragraph 5 of the above identified Agreement dated June 14, 1994 by adding additional paragraphs 5.3, 5.4 and 5.5 concerning Audiogenesis' fight to terminate said Agreement.

The amendments to the above identified Agreement will be as follows:

1 . All references to "Genesis, Inc. (Genesis)", a corporation organized under the laws of the State of New Jersey, shall be amended to change the name to Audiogenesis Systems, Inc. ("Audiogenesis"), a corporation organized under the laws of the State of New Jersey.

2.Paragraph 5.3 shall be added to the Agreement stating: "Audiogenesis shall have the right to terminate this Agreement upon 120 days' written notice to C.I.T., and upon payments of all amounts due C.I.T. through the effective date of termination."

3.Paragraph 5.4 shall be added to the Agreement stating: "Following termination of this Agreement for any reason, Audiogenesis agrees, for itself, all affiliates, successors and assigns, that it shall not use any of the Technology until such time as the last patent claiming any part of the Technology shall have expired."














     CIT Tower + Suite 600 + 2214 Rock Hill Road + Herndon, VA 20170-4200
      TEL: (703) 689-3000 + FAX: (703) 689-3041 + WWW:http://www.cit.org

4. Paragraph 5.5 shall be added to the Agreement stating: "Upon termination of this Agreement for any reason, nothing herein shall be construed to release either party from any obligations that matured prior to the effective date of such termination.

Very truly yours,

/s/ Dennis H. Penn
Dennis H. Penn
Director Intellectual Property and Licensing

Agreed to By:

/s/ Robert G. Templin, Jr.
Robert G. Templin, Jr.
President
The Center for Innovative Technology

Agreed to By:
/s/ Sam DiGiralomo     3-20-97
Sam DiGiralomo
President
Audiogenesis Systems, Inc.

                     ASSIGNMENT AND ASSUMPTION AGREEMENT

     THIS ASSIGNMENT AND ASSUMPTION AGREEMENT ("Agreement"), is entered into this 6th day of August, 1997 ("Effective Date"), by and among The Center for Innovative Technology, a Virginia Corporation located in Herndon, Virginia (hereinafter referred to as "CIT"), and Virginia Commonwealth University Intellectual Property Foundation located in Richmond, Virginia (hereinafter referred to as "VCUIPF"), and Audiogenesis Systems, Inc., a New Jersey Corporation located in New Jersey (hereinafter referred to as "Audiogenesis").

     WHEREAS, CIT is the owner of certain patents and patent applications related to echo location using supersonic bone conduction which are described in U.S. Patent Nos. 4,982,434 and 5,047,994 (hereinafter the "Patents") which are the subject of License Contract C-94-011 entered into by CIT and Audiogenesis, formerly known as Genesis, Inc., on June 14, 1994, and that License Contract was amended on September 27, 1995, December 12, 1995, and March 20, 1997 (the License Contract and its three amendments are attached as Exhibit A and are hereinafter referred to collectively as the License Agreement);

     WHEREAS, CIT wishes to assign all future rights and responsibilities under the License Agreement to VCUIPF, and VCUIPF wishes to assume all future rights and responsibilities of CIT under the License Agreement;

     NOW THEREFORE, for and in consideration of good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Assignment and Assumption

     1.1 From the Effective Date of this Agreement, CIT hereby assigns, transfers, and sets over to VCUIPF, its successors and assigns, except for any monetary obligation of Audiogenesis to CIT accruing prior to the Effective Date of this Agreement, all of its remaining right, title and interest in and to, and all of CIT's obligations arising under the License Agreement, and VCUIPF accepts the assignment from CIT and agrees to be bound by all of the terms and assumes any and all obligations of CIT under the License Agreement.

     1.2 In consideration for the assignment, VCUIPF agrees to pay CIT twenty-five percent (25%) of all revenues derived from Audiogenesis, its successors or assigns, for its use of the technology defined in the Patents. VCUIPF's obligation to pay CIT under this provision will survive any termination and renegotiated license governing the Patents which is entered into by VCUIPF and Audiogenesis or their successors or assigns.

     1.3 CIT simultaneously herewith executes assignment documents assigning the Patents to VCUIPF and agrees forthwith to record these assignments, at C.I.T.'s expense in the U.S. Patent and Trademark Office.

2. Mutual Releases and Warranties and Indemnification

     2.1 CIT hereby releases VCUIPF from any and all claims and liabilities, known or unknown, whether now existing or hereafter arising, that CIT may have against VCUIPF with respect to the License Agreement, and VCUIPF hereby releases CIT from any and all claims and liabilities, known or unknown, whether now existing or hereafter arising, that VCUIPF may have against CIT with respect to the License Agreement.

     2.2 CIT makes no representations or warranties to VCUIPF concerning the validity, originality, infringement, fitness for the particular purpose, or any other aspect of the technology that is described in the Patents.

     2.3 VCUIPF hereby indemnifies and agrees to hold CIT harmless from any claim or claims made by any party against VCUIPF and/or CIT arising out of the License Agreement, or the manufacture, marketing, advertising or sale of any product related to the technology set forth in the Patents by any third party, whether a direct purchaser of such product or otherwise. VCUIPF shall be responsible for all representations and warranties made by it to licensees including but not limited to Audiogenesis and to purchasers of products related to the technology set forth in the Patents including but not limited to representations and warranties concerning quality, safety, and effectiveness of such products.

3. Consent to Assignment

     3. 1 Audiogenesis consents to the assignment set forth in Article 1. 1 of this Agreement.

     3.2 Audiogenesis agrees to make all reports, notices, reimbursements and payments due under the License Agreement to VCUIPF.

     3.3 Audiogenesis acknowledges and affirms its obligations to CIT with respect to any monetary obligation to C.I.T. which accrues prior to the Effective Date of this Agreement. CIT. acknowledges that there are no such outstanding obligations.

4. Miscellaneous

     4.1 Counterparts-This Agreement may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same Agreement.

     4.2 Entire Agreement-This Agreement and all attachments referenced herein, together constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, negotiations, and discussions of the parties, whether oral or written, and there are no warranties, representations, or other agreements between the parties in connection with the subject matter hereof

     4.3 Governing Law and Jurisdiction-This Agreement shall be construed and interpreted according to the laws of the Commonwealth of Virginia. Each of the parties hereto hereby irrevocably and unconditionally agrees to submit to the jurisdiction and venue of the State and Federal Courts which include Herndon, Virginia in their respective districts for purposes of resolving any actions, suits or proceedings brought under this Agreement, and not to object to convenience of the forum.

     4.4 Severability-The provisions of this Agreement are severable, and in the event that any provisions of this Agreement shall be determined to be invalid or unenforceable, such invalidity and unenforceability shall not in any way affect the validity or enforceability of the remaining provisions hereof

4.5 C.I.T. agrees to execute and deliver any And all additional papers, documents and other assurances and do any and all acts and things reasonably
necessary to confirm, preserve and protect VCUIPF's ownership of the Patents and Audiogenesis' rights under the License Agreement.

4.6 Each of C.I.T., VCUIPF and Audiogenesis acknowledge that as of the date of this agreement it has no knowledge of an event or circumstance which would constitute a breach by any party under the License Agreement,

ACCEPTED AND AGREED TO:

THE CENTER FOR INNOVATIVE TECHNOLOGY

BY:  /s/ Robert  G. Templin, Jr.                  11/20/97
--------------------------------                  --------
Robert G. Templin, Jr., President                  Date


VIRGINIA COMMONWEALTH UNIVERSITY
INTELLECTUAL PROPERTY FOUNDATION

BY:  /s/ Richard C. Larsen                        11/24/97
--------------------------------                  --------
                                                   Date

AUDIOGENESIS SYSTEMS, INC.

By:  /s/ Sam DiGiralomo                           11/17/97
--------------------------------                  --------
Sam DiGiralomo                                     Date

                              Exhibit 10.02

                                AGREEMENT


This Agreement, made this 18th day of September, 1998, by and between Audiogenesis Systems, Inc., a New Jersey Corporation, (hereinafter "Audiogenesis"), having its principal place of business at 7 Doig Road, Wayne, New Jersey, 07470, and Allstates Air Cargo, Inc., having its principal place of business at 4 Lakeside Drive South, PO Box 959, Forked River, New Jersey, 08731, (hereinafter "Allstates").

                                 WITNESSETH:

       WHEREAS, Audiogenesis is a Company that has been engaged in the business of developing, producing, and presenting customized audio-visual products and programs of various subjects for sale to "Fortune 1000 Companies" since 1981; and

       WHEREAS, Audiogenesis has the experience, expertise, equipment and staff to produce customized audio-visual productions including slide, video, printed, interactive CD, and various other forms of presentations; and

       WHEREAS, Audiogenesis has significant experience and expertise in providing domestic and international sales and marketing skills; and

       WHEREAS, Audiogenesis has the resources to provide its unique experience and expertise to increase the sales and profitability of its customers; and

       WHEREAS, Audiogenesis has the professional skills to provide to its customers substantial public relations to increase the knowledge and awareness of others with respect to the customer's profile and strengths; and

       WHEREAS, Allstates is a domestic and international air carrier and freight forwarder and provides air, ground and marine transportation services directly to its customers and through a network of independent contractors; and

       WHEREAS, Allstates intends to expand and improve its program of training to its management, employees and affiliates with respect to sales, marketing and distribution, in order to increase its income; and

       WHEREAS, Allstates intends to enhance its image and make others more aware of the Company's services and capabilities;

       NOW THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:


       1.  Audiogenesis agrees to provide and will produce for Allstates three
(3) customized audio-visual productions featuring a sales and marketing program for domestic and international applications; a presentation with respect to promoting Allstates' company image; and a presentation for domestic and international distribution services and capabilities; and Allstates agrees to authorize Audiogenesis to begin to produce said presentations and programs.

       2. Allstates agrees to compensate Audiogenesis using the following payment schedule:

       a. On October 7, 1998, Allstates will pay to Audiogenesis by check $100,000.00 on account.

       b. On November 9, 1998, Allstates will pay to Audiogenesis by check $50,000.00 for work in progress.

       c. On December 9, 1998, Allstates will pay to Audiogenesis by check $50,000.00 for work in progress.

       d. On January 8, 1999, Allstates will pay to Audiogenesis by check $100,000.00 for all work completed.

       3. This Agreement shall be interpreted and construed in accordance with the laws of the State of New Jersey without giving affect to conflict of laws principles. If any provision herein is prohibited by the laws of state or other jurisdiction held to be applicable, such provision shall be limited to the extent necessary so that it does not render this Agreement invalid, unlawful or unenforceable in whole or in part under such laws; all other provisions of this Agreement shall remain in full force and effect.

       4. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns, and legal representatives.

       5. This Agreement shall be deemed to be an Agreement made under the laws of the State of New Jersey, and for all purposes it shall be construed in accordance with and governed by the laws of the State of New Jersey.

       6. No delay or failure by a party to exercise any right under this Agreement, and no partial or single exercise of that right, shall constitute a waiver of that or any other right, unless otherwise expressly provided herein.

       7. This Agreement may not be and shall not be deemed or construed to have been modified, amended, rescinded, canceled, or waived in whole or in part, except by a written instrument signed by the parties hereto.

       8. This Agreement constitutes and expresses the entire Agreement and understanding between the parties hereto in reference to all the matters referred to herein, and any previous discussions, promises, representations, and understanding relative thereto are merged into the terms of this Agreement and shall have no further force and effect.



AUDIOGENESIS SYSTEMS, INC.              ALLSTATES AIR CARGO, INC.


    /s/ Sam DiGiralomo                      /s/ Joseph M. Guido
By: Sam DiGiralomo                      By: Joseph M. Guido
       President                        President

                                 Exhibit 10.03

                     INCORPORATED UNDER THE LAWS OF THE
                           STATE OF NEW JERSEY

                        AUDIOGENESIS SYSTEMS, INC.

           $80,000                                         $80,000
                               7 Doig Road
                         Wayne, New Jersey  07470

                       TWO YEAR EIGHT PERCENT BOND

AUDIOGENESIS SYSTEMS, INC., a New Jersey Corporation, hereinafter called the Corporation, for value received, hereby promises to pay the sum of EIGHTY THOUSAND AND 00/100 ($80,000.00)

To   MARSHALL E. LEVINE, Ph.D. PROFIT SHARING PLAN

with offices at 564 Gravelly Run, Mays Landing, New Jersey, 08330; with interest from July 1, 1997 at the rate of eight percent per annum, with principal and interest due on June 30, 1999.

     The following is a statement of the rights of the holder of this Bond and the conditions to which this Bond is subject, to which the holder hereof, by the acceptance of this Bond, assents:
     1. Subordination. The Corporation and each holder of this Bond, by his acceptance hereof, agree that the payment of the principal of and interest on this Bond is hereby expressly subordinated to the prior payment of the principal of and interest on all existing or future obligations of the Corporation for money borrowed from any bank, trust company, insurance company, or other financial institution engaged in the business of lending money, hereinafter called the Senior Indebtedness. Upon any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization or arrangement with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation, or any other marshalling of the assets and liabilities of the Corporation, or in the event the Bonds shall be declared due and payable upon the occurrence of an event of default (as specified herein), (i) no amount shall be paid by the Corporation in respect of the principal of or interest on this Bond at the time outstanding, unless and until the principal of and interest on the Senior Indebtedness then outstanding shall have been paid in full; and (ii) no claim or proof of claim shall be filed with the Corporation by or on behalf of the holder of this Bond which shall assert any right to receive any payments in respect of the principal of and interest on this Bond except subject to the payment in full of the principal of and interest on all of the Senior Indebtedness then outstanding.

     2. Prepayment. The Corporation may at any time, at its own option, prepay in whole or in part the principal sum, plus accrued interest to date of payment, on 30 days' written notice served by certified mail to the registered address of the owner of the Bond.

     3. Registered owner. The Corporation may treat the person whose name appears above as the absolute owner hereof for the purpose of receiving payment of, or on account of, the principal or interest due hereon and for all other purposes.

     4. Release of shareholders, officers and directors. This Bond is the obligation of the Corporation only, and no recourse shall be had for the payment thereof or the interest thereon against any shareholder, officer or director of the Corporation, either directly or through the Corporation, by virtue of any statute for the enforcement of any assessment or otherwise, all such liability of shareholders, directors and officers as such being released by the holder hereof by the acceptance of this Bond.

IN WITNESS WHEREOF, the Corporation has caused this Bond to be issued and signed by its duly authorized officers and its corporate seal hereto affixed this 1st day of July, 1997.

                                                  AUDIOGENESIS SYSTEMS, INC.
ATTEST:
                              (Seal)


ROBERT R. GUINTA, Secretary                       SAM DiGIRALOMO, President

                                 Exhibit 11.01

                         EARNINGS PER SHARE SCHEDULE


    Calculation of net income

         Net Income (loss)                                 ($131,662)
         Assumed interest expense reduction                        0
         Assumed interest income increase                          0
                                                           ----------
                                                           ($131,622)
                                                           ==========

    Calculation of weighted average number of shares
         Weighted average shares outstanding               9,709,872
         Common stock equivalents                                  0
                                                           ----------
                                                           9,709,872
                                                           ==========
         Net income (loss) per share
                                                             ($ 0.01)
                                                           ==========

                                 Exhibit 21.01

                      LIST OF SUBSIDIARIES OF REGISTRANT


1. Biowaste Technologies Systems, Inc., an inactive New Jersey corporation wholly owned by the Registrant.

                                 Exhibit 23.01


             CONSENT FOR INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


     We consent to the use of our report on Audiogenesis Systems, Inc. dated September 29, 1998 in this Registration Statement on Form 10-SB of Audiogenesis Systems, Inc.




                                              FALLON & FALLON
                                              Certified Public Accountants
                                              Hazlet, NJ
                                              October 23, 1998